Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the six months ended 30 June 2019, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC	3

Table of Contents

Results Announcement	Page

Notes	5-6

Performance Highlights	7-8

Group Performance Review	9-10

Results by Business

• Barclays UK	11-13

• Barclays International	14-17

• Head Office	18

Quarterly Results Summary	19

Quarterly Results by Business	20-25

Performance Management

• Margins and Balances	26

Risk Management

• Risk Management and Principal Risks	27

• Credit Risk	28-37

• Market Risk	38

• Treasury and Capital Risk	39-49

Condensed Consolidated Financial Statements	50-55

Financial Statement Notes	56-84

Appendix: Non-IFRS Performance Measures	85-95

Shareholder Information	96

Glossary of Terms	97-117

Capitalisation and Indebtedness	118

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Barclays PLC	4

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2019 to the corresponding six months of 2018 and balance sheet analysis as at 30 June 2019 with comparatives relating to 31 December 2018 and 30 June 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 31 July 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 85 to 95 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable profit. A reconciliation is provided on pages 87-94;

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 87-93;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.0% (2018: 13.0%) of risk weighted assets for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 87-93;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 87-93;

– Basic earnings per share excluding litigation and conduct is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges, by the basic weighted average number of shares. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on pages 87-89;

– Cost: income ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income. The comparable IFRS measure is cost: income ratio. A reconciliation is provided on pages 87-93;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation is provided on pages 87-93;

– Profit before tax excluding litigation and conduct represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before tax. A reconciliation is provided on pages 87-94;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 95;

– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 95;

– Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding litigation and conduct charges, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 95;

– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 95; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 94.

Barclays PLC	5

Notes

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the UK and the US in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	6

Performance Highlights

Resilient performance and an increased half year dividend of 3.0p per share

●

The income environment in the first half was challenging and as a result Barclays is focused on net cost reductions in the second half and expects to reduce costs for 2019 to below the £13.6bn1 low end of the Group’s previous cost guidance

●	Barclays will pay a half year dividend of 3.0p (H118: 2.5p) and is reiterating its capital returns policy

●

Barclays Group profit before tax was £3.0bn (H118: £1.7bn) and excluding litigation and conduct, was £3.1bn (H118: £3.7bn). The cost: income ratio was 64% (H118: 80%) and excluding litigation and conduct, was 63% (H118: 61%), with income down 1%, driven mainly by margin pressure in Barclays UK and lower income in Barclays International, while costs increased 1%, reflecting continued investment in the business. Credit impairment charges increased to £0.9bn (H118: £0.6bn) reflecting the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118, while delinquencies in unsecured lending remained stable

●

Barclays UK profit before tax was £1.1bn (H118: £0.8bn). Excluding litigation and conduct, profit before tax was £1.1bn (H118: £1.2bn). Income declined 2%, as continuing margin pressure was partially offset by continued growth in mortgages and deposits. Operating expenses increased 2% as digital investment was partially offset by cost efficiency savings

●

Barclays International profit before tax was £2.3bn (H118: £2.7bn). Income was down 1% driven by a reduction in CIB, reflecting reduced client activity, lower volatility and a smaller Banking fee pool across the industry[2], offset by growth in Consumer, Cards and Payments. Operating expenses increased 1% as continued investment in the business was partially offset by reduced variable compensation accruals, reflecting performance in the CIB. Credit impairment charges increased from £0.2bn to £0.5bn, due to the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118

●

Attributable profit was £2.1bn (H118: £0.6bn). This reflected the non-recurrence of Q118 litigation and conduct charges of £2.0bn, principally relating to the Residential Mortgage Backed Securities settlement (RMBS) and Payment Protection Insurance (PPI). Basic earnings per share was 12.1p (H118: 3.3p). Excluding litigation and conduct, attributable profit was £2.2bn (H118: £2.6bn), generating basic earnings per share of 12.6p (H118: 14.9p)

1

Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%. Group cost guidance is based on a rate of 1.27 (USD/GBP) and subject to foreign currency movements.

2	Data Source: Dealogic for the period covering 1 January to 30 June 2019.

Barclays PLC	7

Performance Highlights

Barclays Group results
for the half year ended	30.06.19	30.06.18
	£m	£m	% Change
Total income	10,790	10,934	(1)
Credit impairment charges and other provisions	(928)	(571)	(63)
Net operating income	9,862	10,363	(5)
Operating expenses	(6,758)	(6,674)	(1)
Litigation and conduct	(114)	(2,042)	94
Total operating expenses	(6,872)	(8,716)	21
Other net income	24	12
Profit before tax	3,014	1,659	82
Tax charge[1]	(545)	(644)	15
Profit after tax	2,469	1,015
Non-controlling interests	(34)	(108)	69
Other equity instrument holders	(363)	(346)	(5)
Attributable profit	2,072	561

Performance measures
Return on average shareholders’ equity[1]	7.7%	2.2%
Return on average tangible shareholders’ equity	9.1%	2.6%
Average shareholders’ equity (£bn)	53.7	51.7
Average tangible shareholders’ equity (£bn)	45.7	43.8
Cost: income ratio	64%	80%
Loan loss rate (bps)	54	35
Basic earnings per share	12.1p	3.3p
Dividend per share	3.0p	2.5p

Performance measures excluding litigation and conduct[2]
Profit before tax	3,128	3,701	(15)
Attributable profit	2,158	2,550	(15)
Return on average tangible shareholders’ equity	9.4%	11.6%
Cost: income ratio	63%	61%
Basic earnings per share	12.6p	14.9p

Balance sheet and capital management[3]	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Net asset value per share	322p	309p	305p
Tangible net asset value per share	275p	262p	259p
Common equity tier 1 ratio	13.4%	13.2%	13.0%
Common equity tier 1 capital	42.9	41.1	41.4
Risk weighted assets	319.1	311.9	319.3
Average UK leverage ratio	4.7%	4.5%	4.6%
UK leverage ratio	5.1%	5.1%	4.9%

Funding and liquidity
Group liquidity pool (£bn)	238	227	214
Liquidity coverage ratio	156%	169%	154%
Loan: deposit ratio	82%	83%	83%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.
3

Capital, Risk Weighted Assets (RWAs) and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 43.

4

The fully loaded CET1 ratio was 13.1%, with £41.7bn of CET1 capital and £319.0bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

Barclays PLC	8

Group Performance Review

Group performance

●

Profit before tax was £3,014m (H118: £1,659m). Excluding litigation and conduct, profit before tax was £3,128m (H118: £3,701m), reflecting the challenging income environment and an increase in impairment due to the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118. The 7% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and operating expenses

●

Total income decreased 1% to £10,790m. Barclays UK income decreased 2% as continued mortgage and deposit balance growth was offset by margin compression and maintaining a reduced risk appetite in UK cards. Barclays International income was down 1%, as the challenging income environment resulted in a 1% reduction in CIB, offset by a 2% increase in Consumer, Cards and Payments

●

Credit impairment charges increased to £928m (H118: £571m) primarily due to the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118. The economic environment continued to be benign and there were no changes in the macroeconomic variables used in impairment modelling in the first half. Delinquencies in unsecured lending remained stable, reflecting the continued prudent management of credit risk. The Barclays Group loan loss rate was 54bps (H118: 35bps)

●

The cost: income ratio was 64% (H118: 80%). Operating expenses increased 1% to £6,758m reflecting continued investment in the business including planned digitisation of Barclays UK, partially offset by lower variable compensation accruals in CIB and cost efficiencies. The cost: income ratio, excluding litigation and conduct, increased to 63% (H118: 61%)

●

The effective tax rate was 18.1%. This reflects a change in accounting standards requiring tax relief on payments made under Additional Tier 1 (AT1) instruments, which in prior periods was recognised in retained earnings, to be recognised in the income statement

●

Return on equity (RoE) was 7.7% (H118: 2.2%) and earnings per share (EPS) was 12.1p (H118: 3.3p). Attributable profit was £2,072m (H118: £561m). Excluding litigation and conduct, attributable profit was £2,158m (H118: £2,550m), generating a return on tangible equity (RoTE) of 9.4% (H118: 11.6%) and EPS of 12.6p (H118: 14.9p)

●

Net asset value (NAV) per share was 322p (December 2018: 309p). Tangible net asset value (TNAV) per share was 275p (December 2018: 262p) as 12.6p of EPS, excluding litigation and conduct, and positive net reserve movements, were partially offset by payment of the remaining full year 2018 dividend of 4p in the second quarter

Group capital and leverage

●

The CET1 ratio increased to 13.4% (December 2018: 13.2%) primarily driven by a £1.8bn increase in CET1 capital partially offset by an increase of £7.2bn in Risk Weighted Assets (RWAs) compared to year-end 2018

–

CET1 capital increased by £1.8bn to £42.9bn driven by underlying profit generation of £2.4bn and an increase of £0.5bn in the fair value through other comprehensive income reserve, primarily due to decreasing bond yields. These increases were partially offset by £1.2bn dividends paid and foreseen and £0.3bn from pension deficit reduction contributions

–	The increase in RWAs was primarily driven by increased CIB activity compared to year-end 2018

●

The average UK leverage ratio increased to 4.7% (December 2018: 4.5%) primarily driven by an increase in Tier 1 (T1) capital, which included the accretion of CET1 capital and the issuance of AT1 securities, partially offset by a modest increase in exposure to £1,135bn (December 2018: £1,110bn). The UK leverage ratio remained stable at 5.1% (December 2018: 5.1%)

Group funding and liquidity

●

The liquidity pool increased to £238bn (December 2018: £227bn) reflecting the Group’s prudent liquidity management approach. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 156% (December 2018: 169%), equivalent to a surplus of £83bn (December 2018: £90bn). The decrease in the LCR and surplus reflects support for seasonal activity, while maintaining a conservative liquidity position

●

Wholesale funding outstanding, excluding repurchase agreements, was £166bn (December 2018: £154bn). The Group issued £7.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments year-to-date from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 30.2% as at 30 June 2019 relative to an estimated requirement including requisite buffers of 29.9% by 1 January 2022

Barclays PLC	9

Group Performance Review

Other matters

●

The remaining PPI provision as at 30 June 2019 was £0.4bn (December 2018: £0.9bn). This represents Barclays best estimate of expected PPI related costs. However, the uncertainty associated with future claims levels has increased ahead of the Financial Conduct Authority (FCA) complaints deadline on 29 August 2019

●

Following regulatory approval, Barclays intends to call the three AT1 instruments eligible for call on 15 September 2019. The redemptions will result in a pro-forma decrease of c.13bps to the 30 June 2019 CET1 ratio due to two of these instruments being held on the balance sheet at historical FX rates

Dividends

●	Barclays existing capital returns policy as set out in our Full Year 2018 results remains unchanged:

“Barclays understands the importance of delivering attractive cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board’s intention to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate.”

●	Reflecting this, Barclays will pay a half year dividend per share of 3.0p on 23 September 2019 (H118: 2.5p)

●	Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

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Results by Business

Barclays UK

	Half year ended 30.06.19	Half year ended 30.06.18
Income statement information	£m	£m	% Change
Net interest income	2,907	2,986	(3)
Net fee, commission and other income	641	638	-
Total income	3,548	3,624	(2)
Credit impairment charges and other provisions	(421)	(415)	(1)
Net operating income	3,127	3,209	(3)
Operating expenses	(2,021)	(1,973)	(2)
Litigation and conduct	(44)	(414)	89
Total operating expenses	(2,065)	(2,387)	13
Other net income	-	4
Profit before tax	1,062	826	29
Attributable profit[1]	750	447	68

Balance sheet information	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Loans and advances to customers at amortised cost	189.1	187.6	185.3
Total assets	259.0	249.7	245.9
Customer deposits at amortised cost	200.9	197.3	194.3
Loan: deposit ratio	97%	96%	96%
Risk weighted assets	76.2	75.2	75.0

Key facts	Half year ended 30.06.19	Half year ended 30.06.18
Average loan to value of mortgage portfolio[2]	50%	50%
Average loan to value of new mortgage lending[2]	67%	64%
Number of branches	972	1,155
Mobile banking active customers	7.9m	6.7m
30 day arrears rate - Barclaycard Consumer UK	1.8%	1.9%

Performance measures
Return on average allocated equity	10.8%	6.6%
Return on average allocated tangible equity	14.5%	9.0%
Average allocated equity (£bn)	13.9	13.5
Average allocated tangible equity (£bn)	10.3	10.0
Cost: income ratio	58%	66%
Loan loss rate (bps)	43	44
Net interest margin	3.11%	3.24%

Performance measures excluding litigation and conduct[3]	£m	£m	% Change
Profit before tax	1,106	1,240	(11)
Attributable profit	782	859	(9)
Return on average allocated tangible equity	15.1%	17.3%
Cost: income ratio	57%	54%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let mortgage portfolios.
3	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	11

Results by Business

Analysis of Barclays UK

	Half year ended 30.06.19	Half year ended 30.06.18
Analysis of total income	£m	£m	% Change
Personal Banking	1,910	1,987	(4)
Barclaycard Consumer UK	987	1,031	(4)
Business Banking	651	606	7
Total income	3,548	3,624	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(88)	(121)	27
Barclaycard Consumer UK	(315)	(252)	(25)
Business Banking	(18)	(42)	57
Total credit impairment charges and other provisions	(421)	(415)	(1)

Analysis of loans and advances to customers at amortised cost	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Personal Banking	147.3	146.0	143.6
Barclaycard Consumer UK	15.1	15.3	15.2
Business Banking	26.7	26.3	26.5
Total loans and advances to customers at amortised cost	189.1	187.6	185.3

Analysis of customer deposits at amortised cost
Personal Banking	156.3	154.0	152.9
Barclaycard Consumer UK	-	-	-
Business Banking	44.6	43.3	41.4
Total customer deposits at amortised cost	200.9	197.3	194.3

Barclays PLC	12

Results by Business

Barclays UK continued to deliver growth in balances during H119, increasing mortgage lending by £1.8bn and growing customer deposits by £3.6bn. Ongoing margin pressure from increased refinancing activity in mortgages and lower interest earning lending (IEL) in UK cards, resulted in a lower net interest margin (NIM). Digital investment continues to transform customer interactions.

Income statement – H119 compared to H118

●

RoE was 10.8% (H118: 6.6%). Profit before tax, excluding litigation and conduct, decreased 11% to £1,106m. RoTE was robust at 15.1% (H118: 17.3%) reflecting the continuing strength of the Barclays UK business in a challenging income environment. Including litigation and conduct charges of £44m (H118: £414m) that decreased primarily due to the non-recurrence of a PPI charge, profit before tax increased 29% to £1,062m

●	Total income decreased 2% to £3,548m due to a 3% decrease in net interest income (NII) to £2,907m

–	Personal Banking income decreased 4% to £1,910m, reflecting ongoing mortgage margin pressure, partially offset by mortgage and deposit balance growth and improved liability margins

–	Barclaycard Consumer UK income decreased 4% to £987m reflecting the maintenance of a reduced risk appetite, which resulted in a lower level of IEL balances

–	Business Banking income increased 7% to £651m driven by continued deposit growth, improved liability margins and the non-recurrence of client remediation in H118

–	NIM decreased 13bps to 3.11% reflecting increased refinancing activity by mortgage customers, lower IEL in UK cards and the mix effect from growth in secured lending

●

Credit impairment charges were broadly flat at £421m (H118: £415m), with releases on single name exposures in Business Banking offsetting higher charges in UK cards due to the embedment of IFRS 9 in H118. The 30 and 90 day arrears rates in UK cards remained stable at 1.8% (H118: 1.9%) and 0.9% (H118: 0.9%) respectively

●

The cost: income ratio was 58% (H118: 66%). Operating expenses, increased 2% to £2,021m as planned digital investment in the business and inflation outweighed cost efficiencies. The cost: income ratio, excluding litigation and conduct, was 57% (H118: 54%)

Balance sheet – 30 June 2019 compared to 31 December 2018

●	Loans and advances to customers at amortised cost increased 1% to £189.1bn reflecting £1.8bn of mortgage growth

●	Total assets increased 4% to £259.0bn reflecting increases in the liquidity pool and loans and advances to customers

●	Customer deposits at amortised cost increased 2% to £200.9bn demonstrating franchise strength across both Personal and Business Banking

●

RWAs increased to £76.2bn (December 2018: £75.2bn) including the recognition of property leases following IFRS 16 implementation, growth in Mortgages and Business Banking and change in mix of the liquidity pool

Barclays PLC	13

Results by Business

Barclays International

	Half year ended 30.06.19	Half year ended 30.06.18
Income statement information	£m	£m	% Change
Net interest income	1,917	1,866	3
Net trading income	2,160	2,510	(14)
Net fee, commission and other income	3,396	3,139	8
Total income	7,473	7,515	(1)
Credit impairment charges and other provisions	(492)	(161)
Net operating income	6,981	7,354	(5)
Operating expenses	(4,641)	(4,606)	(1)
Litigation and conduct	(30)	(62)	52
Total operating expenses	(4,671)	(4,668)	-
Other net income	31	24	29
Profit before tax	2,341	2,710	(14)
Attributable profit[1]	1,620	1,933	(16)

Balance sheet information	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Loans and advances at amortised cost	134.8	127.2	125.5
Trading portfolio assets	120.0	104.0	116.5
Derivative financial instrument assets	243.8	222.1	228.2
Financial assets at fair value through the income statement	154.7	144.7	141.2
Cash collateral and settlement balances	101.3	74.3	91.5
Other assets	196.8	189.8	183.6
Total assets	951.4	862.1	886.5
Deposits at amortised cost	212.0	197.2	191.0
Derivative financial instrument liabilities	243.0	219.6	224.9
Loan: deposit ratio	64%	65%	66%
Risk weighted assets	214.8	210.7	218.0

Performance measures	Half year ended 30.06.19	Half year ended 30.06.18
Return on average allocated equity	10.2%	12.0%
Return on average allocated tangible equity	10.5%	12.6%
Average allocated equity (£bn)	31.9	32.1
Average allocated tangible equity (£bn)	30.8	30.7
Cost: income ratio	63%	62%
Loan loss rate (bps)	72	25
Net interest margin	3.95%	4.30%

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	2,371	2,772	(14)
Attributable profit	1,644	1,979	(17)
Return on average allocated tangible equity	10.7%	12.9%
Cost: income ratio	62%	61%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	14

Results by Business

Analysis of Barclays International
Corporate and Investment Bank	Half year ended 30.06.19	Half year ended 30.06.18
Income statement information	£m	£m	% Change
FICC	1,822	1,605	14
Equities	984	1,191	(17)
Markets	2,806	2,796	-
Banking fees	1,267	1,387	(9)
Corporate lending	368	438	(16)
Transaction banking	859	799	8
Corporate	1,227	1,237	(1)
Other	-	(41)
Total income	5,300	5,379	(1)
Credit impairment (charges)/releases and other provisions	(96)	182
Net operating income	5,204	5,561	(6)
Operating expenses	(3,479)	(3,546)	2
Litigation and conduct	(26)	(13)
Total operating expenses	(3,505)	(3,559)	2
Other net income	15	8	88
Profit before tax	1,714	2,010	(15)
Attributable profit[1]	1,178	1,434	(18)

Balance sheet information	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Loans and advances at amortised cost	92.1	86.4	87.8
Trading portfolio assets	119.9	104.0	116.5
Derivative financial instrument assets	243.7	222.1	228.1
Financial assets at fair value through the income statement	154.1	144.2	140.7
Cash collateral and settlement balances	100.4	73.4	90.6
Other assets	168.1	160.4	151.6
Total assets	878.3	790.5	815.3
Deposits at amortised cost	145.4	136.3	130.3
Derivative financial instrument liabilities	242.9	219.6	224.9
Risk weighted assets	175.9	170.9	180.4

Performance measures	Half year ended 30.06.19	Half year ended 30.06.18
Return on average allocated equity	9.2%	10.9%
Return on average allocated tangible equity	9.3%	11.0%
Average allocated equity (£bn)	25.5	26.3
Average allocated tangible equity (£bn)	25.5	26.0
Cost: income ratio	66%	66%

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	1,740	2,023	(14)
Attributable profit	1,199	1,444	(17)
Return on average allocated tangible equity	9.4%	11.1%
Cost: income ratio	66%	66%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for more information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	15

Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Half year ended 30.06.19	Half year ended 30.06.18
Income statement information	£m	£m	% Change
Total income	2,173	2,136	2
Credit impairment charges and other provisions	(396)	(343)	(15)
Net operating income	1,777	1,793	(1)
Operating expenses	(1,162)	(1,060)	(10)
Litigation and conduct	(4)	(49)	92
Total operating expenses	(1,166)	(1,109)	(5)
Other net income	16	16	-
Profit before tax	627	700	(10)
Attributable profit[1]	442	499	(11)

Balance sheet information	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Loans and advances at amortised cost	42.7	40.8	37.7
Total assets	73.1	71.6	71.2
Deposits at amortised cost	66.6	60.9	60.7
Risk weighted assets	38.9	39.8	37.6

Key facts	Half year ended 30.06.19	Half year ended 30.06.18
30 day arrears rate – Barclaycard US	2.4%	2.5%
Total number of Barclaycard business clients	383,382	370,000
Value of payments processed (£bn)	174	169

Performance measures
Return on average allocated equity	13.8%	17.3%
Return on average allocated tangible equity	16.6%	21.2%
Average allocated equity (£bn)	6.4	5.8
Average allocated tangible equity (£bn)	5.3	4.7
Cost: income ratio	54%	52%
Loan loss rate (bps)	176	171

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	631	749	(16)
Attributable profit	445	535	(17)
Return on average allocated tangible equity	16.7%	22.7%
Cost: income ratio	53%	50%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for more information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	16

Results by Business

In H119, Barclays International delivered double-digit returns despite a challenging income environment. CIB income reflected a positive performance in FICC and Transaction Banking, offset by a decrease in Equities and lower Banking fees, which was impacted by a decline in the Banking fee pool across the industry1, compared to a strong H118. Credit impairment charges normalised in the CIB. Barclays International operating expenses increased, driven by Consumer, Cards and Payments, including investment in US cards, merchant acquiring and wealth. This was offset by lower compensation accruals within CIB.

Income statement – H119 compared to H118

●

Profit before tax was £2,341m. RoE was 10.2% (H118: 12.0%), CIB RoE was 9.2% (H118: 10.9%) and Consumer, Cards and Payments RoE was 13.8% (H118: 17.3%). Profit before tax, excluding litigation and conduct, decreased 14% to £2,371m resulting in a RoTE of 10.7% (H118: 12.9%), reflecting returns in the CIB of 9.4% (H118: 11.1%) and Consumer, Cards and Payments of 16.7% (H118: 22.7%)

●	The 7% appreciation of average USD against GBP positively impacted profits and income, and adversely impacted credit impairment charges and operating expenses

●	Total income decreased to £7,473m (H118: £7,515m)

–

CIB income of £5,300m decreased 1% as positive performance in FICC and Transaction Banking was offset by the impact of a lower Banking fee pool across the industry[1] and reduced client activity in Equities. Markets income was in line at £2,806m, Banking fees income decreased 9% to £1,267m, and Corporate income decreased 1% to £1,227m

–

Within Markets, FICC income increased 14% to £1,822m. Excluding the £166m strategic investment gain on the initial public offering of Tradeweb, FICC income increased 3% reflecting a strong performance in rates and growth in securitised products. Equities income decreased 17% to £984m driven by equity derivatives, which was impacted by reduced client activity

–

Banking fees income decreased 9% to £1,267m driven by lower debt underwriting fees reflecting a reduced Banking fee pool[1], offset by an increase in advisory fees. However, Barclays share of the global Banking fee pool has increased since FY18[1]

–

Within Corporate, Transaction banking income increased 8% to £859m reflecting growth in deposits. This was offset by a decrease in Corporate lending income to £368m (H118: £438m). Excluding mark-to-market movements on loan hedges, Corporate lending income was stable at c.£400m

–

Consumer, Cards and Payments income increased 2% to £2,173m reflecting balance growth in the US cards business, partnership growth in merchant acquiring and, appreciation of USD against GBP, offset by the non-recurrence of a £53m gain on the sale of a US cards portfolio in H118

●	Credit impairment charges increased to £492m (H118: £161m)

–	CIB credit impairment charges increased to £96m (H118: release of £182m) due to the non-recurrence of favourable macroeconomic forecast updates and single name recoveries in H118

–

Consumer, Cards and Payments credit impairment charges increased to £396m (H118: £343m) due to the non-recurrence of favourable US macroeconomic forecast updates in H118. Credit metrics were stable, with US cards 30 and 90 day arrears of 2.4% (H118: 2.5%) and 1.3% (H118: 1.3%) respectively

●	Operating expenses increased 1% to £4,641m as continued investment in the business was offset by variable compensation accruals which were reduced in response to performance in Q119

–	CIB operating expenses decreased 2% to £3,479m as variable compensation accruals were reduced in response to performance in Q119 partially offset by continued investment in the business

–	Consumer, Cards and Payments operating expenses increased 10% to £1,162m driven by continued investment in US cards, merchant acquiring and wealth

Balance sheet – 30 June 2019 compared to 31 December 2018

●	Total assets of £951.4bn increased by £89.3bn compared to year-end 2018

●	Trading portfolio assets increased £16.0bn to £120.0bn and cash collateral and settlement balances increased £27.0bn to £101.3bn, both due to increased trading activity compared to year-end 2018

●

Derivative financial instrument assets and liabilities increased £21.7bn to £243.8bn and £23.4bn to £243.0bn respectively driven by a decrease in major interest rate curves, principally in the second quarter

●	Financial assets at fair value through the income statement increased £10.0bn to £154.7bn due to increased secured lending compared to year-end 2018

●	Deposits at amortised cost increased £14.8bn to £212.0bn due to increased customer deposits

●	RWAs increased to £214.8bn (December 2018: £210.7bn), driven by increased CIB activity compared to year-end 2018

1    Data Source: Dealogic for the period covering 1 January to 30 June 2019.

Barclays PLC	17

Results by Business

Head Office	Half year ended 30.06.19	Half year ended 30.06.18
Income statement information	£m	£m	% Change
Net interest income	(206)	(474)	57
Net fee, commission and other income	(25)	269
Total income	(231)	(205)	(13)
Credit impairment (charges)/releases and other provisions	(15)	5
Net operating income	(246)	(200)	(23)
Operating expenses	(96)	(95)	(1)
Litigation and conduct	(40)	(1,566)	97
Total operating expenses	(136)	(1,661)	92
Other net expenses	(7)	(16)	56
Loss before tax	(389)	(1,877)	79
Attributable loss[1]	(298)	(1,819)	84

Balance sheet information	As at 30.06.19 £bn	As at 31.12.18 £bn	As at 30.06.18 £bn
Total assets	22.4	21.5	17.2
Risk weighted assets	28.1	26.0	26.3

Performance measures	Half year ended 30.06.19	Half year ended 30.06.18
Average allocated equity (£bn)	7.9	6.1
Average allocated tangible equity (£bn)	4.6	3.1

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Loss before tax	(349)	(311)	(12)
Attributable loss	(268)	(288)	7

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Income statement – H119 compared to H118

●

Loss before tax, excluding litigation and conduct, was £349m (H118: £311m). Including litigation and conduct charges of £40m (H118: £1,566m) that decreased primarily due to the non-recurrence of the RMBS settlement, loss before tax was £389m (H118: £1,877m)

●

Total income was an expense of £231m (H118: £205m) which included legacy capital instrument funding costs, and hedge accounting expenses partially offset by the recognition of dividends on Barclays stake in Absa Group Limited. Income expense increased on prior year reflecting the non-recurrence of a £155m one-off gain from the settlement of receivables relating to the Lehman Brothers acquisition, partially offset by lower net expenses from treasury operations

●	Operating expenses were £136m (H118: £1,661m). Operating expenses, excluding litigation and conduct, were £96m (H118: £95m)

Balance sheet – 30 June 2019 compared to 31 December 2018

●	Total assets increased to £22.4bn (December 2018: £21.5bn) and RWAs increased to £28.1bn (December 2018: £26.0bn) driven by recognition of property leases following IFRS 16 implementation

Barclays PLC	18

Quarterly Results Summary

Barclays Group

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,360	2,258	2,296	2,388	2,190	2,188	2,272	2,475
Net fee, commission and other income	3,178	2,994	2,777	2,741	3,386	3,170	2,750	2,698
Total income	5,538	5,252	5,073	5,129	5,576	5,358	5,022	5,173
Credit impairment charges and other provisions	(480)	(448)	(643)	(254)	(283)	(288)	(573)	(709)
Net operating income	5,058	4,804	4,430	4,875	5,293	5,070	4,449	4,464
Operating costs	(3,501)	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)
UK bank levy	-	-	(269)	-	-	-	(365)	-
Operating expenses	(3,501)	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)
Guaranteed Minimum Pensions (GMP) charge	-	-	(140)	-	-	-	-	-
Litigation and conduct	(53)	(61)	(60)	(105)	(81)	(1,961)	(383)	(81)
Total operating expenses	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)
Other net income/(expenses)	27	(3)	37	20	(7)	19	13	(2)
Profit/(loss) before tax	1,531	1,483	374	1,461	1,895	(236)	93	1,107
Tax charge[1]	(297)	(248)	(83)	(192)	(386)	(258)	(1,089)	(281)
Profit/(loss) after tax	1,234	1,235	291	1,269	1,509	(494)	(996)	826
Non-controlling interests	(17)	(17)	(75)	(43)	(55)	(53)	(68)	(43)
Other equity instrument holders	(183)	(180)	(230)	(176)	(175)	(171)	(181)	(157)
Attributable profit/(loss)[1]	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)	626

Performance measures
Return on average shareholders’ equity	7.6%	7.8%	(0.1%)	8.0%	10.0%	(5.5%)	(8.9%)	4.4%
Return on average tangible shareholders’ equity	9.0%	9.2%	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)	5.1%
Average shareholders’ equity (£bn)	54.0	53.2	52.2	52.5	51.3	52.0	55.9	56.6
Average tangible shareholders’ equity (£bn)	46.2	45.2	44.3	44.6	43.5	44.2	48.1	48.9
Cost: income ratio	64%	63%	81%	67%	61%	99%	87%	65%
Loan loss rate (bps)[2]	56	54	77	30	35	36	56	66
Basic earnings/(loss) per share	6.0p	6.1p	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)	3.7p

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,584	1,544	434	1,566	1,976	1,725	476	1,188
Attributable profit/(loss)	1,074	1,084	48	1,135	1,338	1,212	(894)	703
Return on average tangible shareholders’ equity	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%
Cost: income ratio	63%	62%	79%	65%	59%	63%	79%	63%
Basic earnings/(loss) per share	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p

Balance sheet and capital management[4]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,232.8	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3
Net asset value per share	322p	312p	309p	306p	305p	296p	322p	327p
Tangible net asset value per share	275p	266p	262p	260p	259p	251p	276p	281p
Common equity tier 1 ratio	13.4%	13.0%	13.2%	13.2%	13.0%	12.7%	13.3%	13.1%
Common equity tier 1 capital	42.9	41.4	41.1	41.7	41.4	40.2	41.6	42.3
Risk weighted assets	319.1	319.7	311.9	316.2	319.3	317.9	313.0	324.3
Average UK leverage ratio	4.7%	4.6%	4.5%	4.6%	4.6%	4.6%	4.9%	4.9%
Average UK leverage exposure	1,134.6	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1
UK leverage ratio	5.1%	4.9%	5.1%	4.9%	4.9%	4.8%	5.1%	5.1%
UK leverage exposure	1,079.4	1,065.0	998.6	1,063.5	1,030.1	1,030.8	984.7	1,002.1

Funding and liquidity
Group liquidity (£bn)	238	232	227	213	214	207	220	216
Liquidity coverage ratio	156%	160%	169%	161%	154%	147%	154%	157%
Loan : deposit ratio	82%	80%	83%	83%	83%	84%	81%	80%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.
4

Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 43.

Barclays PLC	19

Quarterly Results by Business

Barclays UK

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,438	1,469	1,513	1,529	1,493	1,493	1,540	1,501
Net fee, commission and other income	333	308	350	367	343	295	330	351
Total income	1,771	1,777	1,863	1,896	1,836	1,788	1,870	1,852
Credit impairment charges and other provisions	(230)	(191)	(296)	(115)	(214)	(201)	(184)	(201)
Net operating income	1,541	1,586	1,567	1,781	1,622	1,587	1,686	1,651
Operating costs	(1,022)	(999)	(1,114)	(988)	(968)	(1,005)	(1,117)	(980)
UK bank levy	-	-	(46)	-	-	-	(59)	-
Litigation and conduct	(41)	(3)	(15)	(54)	(3)	(411)	(53)	(11)
Total operating expenses	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)
Other net (expenses)/income	(1)	1	(2)	1	5	(1)	(5)	1
Profit before tax	477	585	390	740	656	170	452	661
Attributable profit/(loss)[1]	328	422	241	510	473	(26)	258	432

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	189.1	187.5	187.6	186.7	185.3	184.3	183.8	182.2
Total assets	259.0	253.1	249.7	252.0	245.9	235.2	237.4	230.4
Customer deposits at amortised cost	200.9	197.3	197.3	195.8	194.3	192.0	193.4	189.3
Loan: deposit ratio	97%	96%	96%	96%	96%	96%	95%	97%
Risk weighted assets	76.2	76.6	75.2	74.8	75.0	72.5	70.9	70.0

Performance measures
Return on average allocated equity	9.5%	12.2%	7.1%	14.9%	13.9%	(0.8%)	7.8%	12.3%
Return on average allocated tangible equity	12.7%	16.3%	9.6%	20.1%	18.8%	(1.1%)	10.7%	18.4%
Average allocated equity (£bn)	13.8	13.9	13.6	13.7	13.6	13.4	13.1	14.0
Average allocated tangible equity (£bn)	10.3	10.4	10.1	10.1	10.1	9.8	9.6	9.4
Cost: income ratio	60%	56%	63%	55%	53%	79%	66%	54%
Loan loss rate (bps)[2]	47	40	61	24	45	43	39	43
Net interest margin	3.05%	3.18%	3.20%	3.22%	3.22%	3.27%	3.32%	3.28%

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	518	588	405	794	659	581	505	672
Attributable profit	358	424	253	558	474	385	295	440
Return on average allocated tangible equity	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%
Cost: income ratio	58%	56%	62%	52%	53%	56%	63%	53%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays UK

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	946	964	998	1,021	1,015	972	1,116	1,022
Barclaycard Consumer UK	497	490	522	551	504	527	445	539
Business Banking	328	323	343	324	317	289	309	291
Total income	1,771	1,777	1,863	1,896	1,836	1,788	1,870	1,852

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(36)	(52)	(44)	(8)	(49)	(72)	(56)	(57)
Barclaycard Consumer UK	(175)	(140)	(250)	(88)	(139)	(113)	(124)	(145)
Business Banking	(19)	1	(2)	(19)	(26)	(16)	(4)	1
Total credit impairment charges and other provisions	(230)	(191)	(296)	(115)	(214)	(201)	(184)	(201)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	147.3	145.9	146.0	145.4	143.6	142.1	141.3	140.4
Barclaycard Consumer UK	15.1	15.0	15.3	15.3	15.2	15.2	16.4	16.3
Business Banking	26.7	26.6	26.3	26.0	26.5	27.0	26.1	25.5
Total loans and advances to customers at amortised cost	189.1	187.5	187.6	186.7	185.3	184.3	183.8	182.2

Analysis of customer deposits at amortised cost
Personal Banking	156.3	154.1	154.0	153.4	152.9	151.9	153.1	152.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	44.6	43.2	43.3	42.4	41.4	40.1	40.3	37.2
Total customer deposits at amortised cost	200.9	197.3	197.3	195.8	194.3	192.0	193.4	189.3

Barclays PLC	21

Quarterly Results by Business

Barclays International

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,017	900	984	965	853	1,013	987	1,148
Net trading income	1,016	1,144	837	1,103	1,094	1,416	935	815
Net fee, commission and other income	1,870	1,526	1,400	1,222	1,760	1,379	1,397	1,352
Total income	3,903	3,570	3,221	3,290	3,707	3,808	3,319	3,315
Credit impairment charges and other provisions	(247)	(245)	(354)	(143)	(68)	(93)	(386)	(495)
Net operating income	3,656	3,325	2,867	3,147	3,639	3,715	2,933	2,820
Operating costs	(2,435)	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)
UK bank levy	-	-	(210)	-	-	-	(265)	-
Litigation and conduct	(11)	(19)	(33)	(32)	(47)	(15)	(255)	(5)
Total operating expenses	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)
Other net income	13	18	32	12	11	13	21	19
Profit before tax	1,223	1,118	215	850	1,297	1,413	6	652
Attributable profit/(loss)[1]	832	788	(21)	687	926	1,007	(1,134)	391

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	134.8	130.9	127.2	132.4	125.5	117.5	126.8	134.4
Trading portfolio assets	120.0	117.2	104.0	124.6	116.5	114.9	113.0	91.2
Derivative financial instrument assets	243.8	217.3	222.1	214.8	228.2	214.1	236.2	242.8
Financial assets at fair value through the income statement	154.7	153.5	144.7	147.8	141.2	150.6	104.1	103.7
Cash collateral and settlement balances	101.3	97.8	74.3	94.3	91.5	82.6	71.9	86.3
Other assets	196.8	202.3	189.8	186.3	183.6	186.9	204.1	208.7
Total assets	951.4	919.0	862.1	900.2	886.5	866.6	856.1	867.1
Deposits at amortised cost	212.0	215.5	197.2	200.3	191.0	167.2	187.3	191.9
Derivative financial instrument liabilities	243.0	213.5	219.6	213.7	224.9	210.8	237.8	242.9
Loan: deposit ratio	64%	61%	65%	66%	66%	70%	68%	70%
Risk weighted assets	214.8	216.1	210.7	214.6	218.0	214.2	210.3	218.2

Performance measures
Return on average allocated equity	10.3%	10.0%	(0.3%)	8.5%	11.3%	12.8%	(15.1%)	5.0%
Return on average allocated tangible equity	10.7%	10.4%	(0.3%)	8.8%	11.8%	13.4%	(15.9%)	5.4%
Average allocated equity (£bn)	32.1	31.6	32.4	32.5	32.8	31.4	29.9	31.5
Average allocated tangible equity (£bn)	31.1	30.5	31.3	31.1	31.4	30.1	28.5	28.9
Cost: income ratio	63%	62%	83%	70%	63%	61%	89%	66%
Loan loss rate (bps)[2]	72	73	107	41	22	31	76	88
Net interest margin	3.91%	3.99%	3.98%	3.87%	4.03%	4.57%	4.31%	4.21%

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,234	1,137	248	882	1,344	1,428	261	657
Attributable profit/(loss)	840	804	13	713	960	1,019	(884)	395
Return on average allocated tangible equity	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%
Cost: income ratio	62%	62%	82%	69%	62%	60%	81%	66%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	22

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	920	902	570	688	736	869	607	627
Equities	517	467	375	471	601	590	362	350
Markets	1,437	1,369	945	1,159	1,337	1,459	969	977
Banking fees	698	569	625	519	704	683	605	607
Corporate lending	216	152	243	197	198	240	269	277
Transaction banking	444	415	412	416	385	414	408	419
Corporate	660	567	655	613	583	654	677	696
Other	-	-	(74)	(56)	(44)	3	1	-
Total income	2,795	2,505	2,151	2,235	2,580	2,799	2,252	2,280
Credit impairment (charges)/releases and other provisions	(44)	(52)	(35)	3	23	159	(127)	(36)
Net operating income	2,751	2,453	2,116	2,238	2,603	2,958	2,125	2,244
Operating costs	(1,860)	(1,619)	(1,835)	(1,712)	(1,773)	(1,773)	(1,885)	(1,656)
UK bank levy	-	-	(188)	-	-	-	(244)	-
Litigation and conduct	(7)	(19)	(23)	(32)	-	(13)	(255)	(5)
Total operating expenses	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)
Other net income	3	12	15	4	5	3	7	10
Profit/(loss) before tax	887	827	85	498	835	1,175	(252)	593
Attributable profit/(loss)[1]	596	582	(84)	431	600	834	(1,227)	368

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	92.1	90.6	86.4	93.3	87.8	81.3	88.2	95.4
Trading portfolio assets	119.9	117.2	104.0	124.5	116.5	114.9	112.9	91.1
Derivative financial instruments assets	243.7	217.3	222.1	214.8	228.1	214.2	236.1	242.7
Financial assets at fair value through the income statement	154.1	152.9	144.2	147.3	140.7	150.2	103.8	103.4
Cash collateral and settlement balances	100.4	96.9	73.4	93.3	90.6	81.1	71.9	86.3
Other assets	168.1	163.2	160.4	153.8	151.6	159.8	175.8	179.9
Total assets	878.3	838.1	790.5	827.0	815.3	801.5	788.7	798.8
Deposits at amortised cost	145.4	151.4	136.3	137.6	130.3	107.6	128.0	133.4
Derivative financial instrument liabilities	242.9	213.5	219.6	213.7	224.9	210.9	237.7	242.8
Risk weighted assets	175.9	176.6	170.9	175.9	180.4	181.3	176.2	185.2

Performance measures
Return on average allocated equity	9.2%	9.3%	(1.3%)	6.6%	9.0%	12.9%	(19.9%)	5.7%
Return on average allocated tangible equity	9.2%	9.3%	(1.3%)	6.6%	9.1%	13.0%	(20.2%)	5.9%
Average allocated equity (£bn)	25.8	25.2	26.0	26.2	26.7	25.9	24.7	25.8
Average allocated tangible equity (£bn)	25.8	25.1	26.0	25.9	26.4	25.6	24.3	24.8
Cost: income ratio	67%	65%	95%	78%	69%	64%	106%	73%

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	894	846	108	530	835	1,188	3	598
Attributable profit/(loss)	601	598	(57)	456	600	844	(977)	372
Return on average allocated tangible equity	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%
Cost: income ratio	67%	65%	94%	77%	69%	63%	95%	73%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	23

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,108	1,065	1,070	1,055	1,127	1,009	1,067	1,035
Credit impairment charges and other provisions	(203)	(193)	(319)	(146)	(91)	(252)	(259)	(459)
Net operating income	905	872	751	909	1,036	757	808	576
Operating costs	(575)	(587)	(606)	(565)	(533)	(527)	(543)	(526)
UK bank levy	-	-	(22)	-	-	-	(21)	-
Litigation and conduct	(4)	-	(10)	-	(47)	(2)	-	-
Total operating expenses	(579)	(587)	(638)	(565)	(580)	(529)	(564)	(526)
Other net income	10	6	17	8	6	10	14	9
Profit before tax	336	291	130	352	462	238	258	59
Attributable profit[1]	236	206	63	256	326	173	93	23

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	42.7	40.3	40.8	39.1	37.7	36.2	38.6	39.0
Total assets	73.1	80.9	71.6	73.2	71.2	65.1	67.4	68.3
Deposits at amortised cost	66.6	64.1	60.9	62.7	60.7	59.6	59.3	58.5
Risk weighted assets	38.9	39.5	39.8	38.7	37.6	32.9	34.1	33.0

Performance measures
Return on average allocated equity	14.9%	12.8%	3.9%	16.3%	21.6%	12.6%	7.1%	1.6%
Return on average allocated tangible equity	17.8%	15.4%	4.8%	19.8%	26.2%	15.6%	8.9%	2.2%
Average allocated equity (£bn)	6.3	6.4	6.4	6.3	6.0	5.5	5.3	5.7
Average allocated tangible equity (£bn)	5.3	5.4	5.3	5.2	5.0	4.5	4.2	4.2
Cost: income ratio	52%	55%	60%	54%	51%	52%	53%	51%
Loan loss rate (bps)[2]	180	182	290	138	90	263	255	446

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	340	291	140	352	509	240	258	59
Attributable profit	239	206	70	257	360	175	93	23
Return on average allocated tangible equity	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%
Cost:income ratio	52%	55%	59%	54%	47%	52%	53%	51%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	24

Quarterly Results by Business

Head Office
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(95)	(111)	(201)	(106)	(156)	(318)	(254)	(174)
Net fee, commission and other income	(41)	16	190	49	189	80	87	180
Total income	(136)	(95)	(11)	(57)	33	(238)	(167)	6
Credit impairment (charges)/releases and other provisions	(3)	(12)	7	4	(1)	6	(3)	(13)
Net operating (expenses)/income	(139)	(107)	(4)	(53)	32	(232)	(170)	(7)
Operating costs	(44)	(52)	(69)	(64)	(36)	(59)	(76)	(112)
UK bank levy	-	-	(13)	-	-	-	(41)	-
GMP charge	-	-	(140)	-	-	-	-	-
Litigation and conduct	(1)	(39)	(12)	(19)	(31)	(1,535)	(75)	(65)
Total operating expenses	(45)	(91)	(234)	(83)	(67)	(1,594)	(192)	(177)
Other net income/(expenses)	15	(22)	7	7	(23)	7	(3)	(22)
Loss before tax	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)
Attributable loss[1]	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)	(197)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	22.4	21.4	21.5	18.6	17.2	40.4	39.7	51.7
Risk weighted assets	28.1	27.0	26.0	26.8	26.3	31.2	31.8	36.1

Performance measures
Average allocated equity (£bn)	8.1	7.7	6.2	6.4	4.9	7.2	12.8	11.1
Average allocated tangible equity (£bn)	4.8	4.3	2.9	3.4	2.0	4.3	10.0	10.5

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(168)	(181)	(219)	(110)	(27)	(284)	(290)	(141)
Attributable loss	(124)	(144)	(218)	(136)	(96)	(192)	(305)	(132)

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

2	Refer to pages 85 to 94 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	25

Performance Management

Margins and balances
	Half year ended 30.06.19			Half year ended 30.06.18[1]
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,907	188,377	3.11	2,986	185,666	3.24
Barclays International[2]	1,947	99,478	3.95	2,027	95,170	4.30
Total Barclays UK and Barclays International	4,854	287,855	3.40	5,013	280,836	3.60
Other[3]	(236)			(635)
Total Barclays Group[4]	4,618			4,378

1

The Group’s treasury results are reported directly within Barclays UK and Barclays International from Q218 following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income, rather than in Net interest income.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.
4

The Group combined product and equity structural hedge notional as at 30 June 2019 was £172bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £0.9bn (H118: £0.9bn) and net structural hedge contributions of £0.2bn (H118: £0.4bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Net interest margin decreased 20bps to 3.40% primarily reflecting ongoing margin pressure and maintenance of a reduced risk appetite in UK cards, and the recategorisation of certain treasury income following ring-fencing.

Quarterly analysis for Barclays UK and Barclays International
	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.19	£m	£m	%
Barclays UK	1,438	189,172	3.05
Barclays International[1]	980	100,645	3.91
Total Barclays UK and Barclays International	2,418	289,817	3.35
Three months ended 31.03.19
Barclays UK	1,469	187,570	3.18
Barclays International[1]	967	98,313	3.99
Total Barclays UK and Barclays International	2,436	285,883	3.46
Three months ended 31.12.18
Barclays UK	1,513	187,813	3.20
Barclays International[1]	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47
Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International[1]	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44
Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International[1]	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC	26

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of Barclays Group, the process by which Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; model risk; conduct risk; reputation risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2018 or online at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period, including the risks associated with the process of the UK withdrawal from the European Union which continue to be closely monitored by Barclays Group. Impairment as at 30 June 2019 continues to include an adjustment of £150m representing the estimated impact of anticipated economic uncertainty in the UK (for further detail please see page 35). No significant changes to the principal risks or previously identified material existing and emerging risks are currently expected for the remaining six months of the year.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays PLC	27

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 June 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 June 2019. Barclays does not hold any material purchased or originated credit impaired assets as at period-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	135,413	26,319	2,816	164,548	180	1,395	1,043	2,618	161,930
Barclays International	28,498	4,444	1,855	34,797	344	803	1,312	2,459	32,338
Head Office	6,121	611	897	7,629	8	46	314	368	7,261
Total Barclays Group retail	170,032	31,374	5,568	206,974	532	2,244	2,669	5,445	201,529
Barclays UK	27,640	3,775	1,213	32,628	14	50	115	179	32,449
Barclays International	91,954	9,826	1,592	103,372	146	257	465	868	102,504
Head Office	2,834	-	40	2,874	-	-	37	37	2,837
Total Barclays Group wholesale	122,428	13,601	2,845	138,874	160	307	617	1,084	137,790
Total loans and advances at amortised cost	292,460	44,975	8,413	345,848	692	2,551	3,286	6,529	339,319
Off-balance sheet loan commitments and financial guarantee contracts[1]	321,028	20,661	503	342,192	104	161	32	297	341,895
Total[2]	613,488	65,636	8,916	688,040	796	2,712	3,318	6,826	681,214

	As at 30.06.19				Half year ended 30.06.19
	Coverage ratio				Loan impairment charge and loan loss rate[3]
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.3	37.0	1.6	404		50
Barclays International	1.2	18.1	70.7	7.1	383		222
Head Office	0.1	7.5	35.0	4.8	15		40
Total Barclays Group retail	0.3	7.2	47.9	2.6	802		78
Barclays UK	0.1	1.3	9.5	0.5	8		5
Barclays International	0.2	2.6	29.2	0.8	82		16
Head Office	-	-	92.5	1.3	-		-
Total Barclays Group wholesale	0.1	2.3	21.7	0.8	90		13
Total loans and advances at amortised cost	0.2	5.7	39.1	1.9	892		52
Off-balance sheet loan commitments and financial guarantee contracts[1]	-	0.8	6.4	0.1		30
Other financial assets subject to impairment[2]						6
Total	0.1	4.1	37.2	1.0		928

1	Excludes loan commitments and financial guarantees of £15.5bn carried at fair value.
2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £178.7bn and impairment allowance of £22m. This comprises £14m Expected Credit Loss (ECL) on £178.2bn stage 1 assets, £3m on £0.5bn stage 2 fair value through other comprehensive income assets and £5m on £5m stage 3 other assets.

3

H119 loan impairment charge represents six months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for H119 is 54bps after applying the total impairment charge of £928m.

Barclays PLC	28

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts[1]	309,989	22,126	684	332,799	99	150	22	271	332,528
Total[2]	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%		£m		bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts[1]	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment[2]						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

Barclays PLC	29

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,559	16,640	1,636	792	19,068	2,393	152,020
Credit cards, unsecured loans and other retail lending	47,591	11,205	529	460	12,194	3,574	63,359
Corporate loans	114,310	12,033	619	1,061	13,713	2,446	130,469
Total	292,460	39,878	2,784	2,313	44,975	8,413	345,848

Impairment allowance
Home loans	34	54	15	14	83	360	477
Credit cards, unsecured loans and other retail lending	516	1,768	158	219	2,145	2,380	5,041
Corporate loans	142	296	19	8	323	546	1,011
Total	692	2,118	192	241	2,551	3,286	6,529

Net exposure
Home loans	130,525	16,586	1,621	778	18,985	2,033	151,543
Credit cards, unsecured loans and other retail lending	47,075	9,437	371	241	10,049	1,194	58,318
Corporate loans	114,168	11,737	600	1,053	13,390	1,900	129,458
Total	291,768	37,760	2,592	2,072	42,424	5,127	339,319

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.8	0.4	15.0	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.8	29.9	47.6	17.6	66.6	8.0
Corporate loans	0.1	2.5	3.1	0.8	2.4	22.3	0.8
Total	0.2	5.3	6.9	10.4	5.7	39.1	1.9

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Barclays PLC	30

Credit Risk

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month Expected Credit Losses (ECL), lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2018 on page 273.

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	281,226	43,447	8,503	333,176
Transfers from Stage 1	(13,760)	13,256	504	-
Transfers from Stage 2	9,943	(11,468)	1,525	-
Transfers from Stage 3	271	267	(538)	-
Business activity in the year	51,037	1,543	169	52,749
Net drawdowns and repayments	(8,564)	867	91	(7,606)
Final repayments	(27,693)	(2,937)	(605)	(31,235)
Disposals	-	-	(285)	(285)
Write-offs[1]	-	-	(951)	(951)
As at 30 June 2019	292,460	44,975	8,413	345,848

	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	688	2,715	3,367	6,770
Transfers from Stage 1	(91)	82	9	-
Transfers from Stage 2	507	(834)	327	-
Transfers from Stage 3	23	17	(40)	-
Business activity in the year	122	77	27	226
Net re-measurement and movement due to exposure and risk parameter changes	(520)	563	841	884
Final repayments	(37)	(69)	(74)	(180)
Disposals	-	-	(220)	(220)
Write-offs[1]	-	-	(951)	(951)
As at 30 June 2019[2]	692	2,551	3,286	6,529

Reconciliation of ECL movement to impairment charge/(release) for the period				£m
ECL movement excluding assets derecognised due to disposals and write-offs				930
Post write-off recoveries[1]				(73)
Exchange and other adjustments				35
Impairment charge on loan commitments and financial guarantees				30
Impairment charge on other financial assets[2]				6
Income statement charge/(release) for the period				928

1

In H119, gross write-offs amounted to £951m (H118: £949m) and post write-off recoveries amounted to £73m (H118: £68m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £878m (H118: £881m).

2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £178.7bn (December 2018: £129.9bn) and impairment allowance of £22m (December 2018: £12m). This comprises £14m ECL (December 2018: £10m) on £178.2bn stage 1 assets (December 2018: £129.3bn), £3m (December 2018: £2m) on £0.5bn stage 2 fair value through other comprehensive income assets (December 2018: £0.6bn) and £5m (December 2018: £nil) on £5m stage 3 other assets (December 2018: £nil).

Barclays PLC	31

Credit Risk

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loan commitments and financial guarantees	£m	£m	£m	£m
As at 1 January 2019	309,989	22,126	684	332,799
Net transfers between stages	(1,406)	969	437	-
Business activity in the year	44,908	1,579	12	46,499
Net drawdowns and repayments	(3,536)	229	(342)	(3,649)
Final repayments	(28,927)	(4,242)	(288)	(33,457)
As at 30 June 2019	321,028	20,661	503	342,192

Impairment allowance on loan commitments and financial guarantees	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2019	99	150	22	271
Net transfers between stages	8	(6)	(2)	-
Business activity in the year	26	25	7	58
Net re-measurement and movement due to exposure and risk parameter changes	(14)	18	6	10
Final repayments	(15)	(26)	(1)	(42)
As at 30 June 2019	104	161	32	297

Barclays PLC	32

Credit Risk

Measurement uncertainty

The measurement of ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk.

Barclays Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include eight economic variables, (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after eight years.

Scenario weights

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. The probability weights of the scenarios as of 30 June 2019 are shown below. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The tables below show the macroeconomic variables for each scenario and the respective scenario weights. Note that in order to provide additional transparency, 5-year average data tables and UK/US base rate metrics have been included.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.19 and 31.12.18%		%	%	%	%
Scenario probability weighting	9	24	41	23	3

Barclays PLC	33

Credit Risk

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2

As at 30.06.19%		%	%	%	%
UK GDP[2]	4.5	3.1	1.7	0.3	(4.1)
UK unemployment[3]	3.4	3.9	4.3	5.7	8.8
UK HPI[4]	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate[3]	0.8	0.8	1.0	2.5	4.0
US GDP[2]	4.8	3.7	2.1	0.4	(3.3)
US unemployment[3]	3.0	3.4	3.7	5.2	8.4
US HPI[4]	36.9	30.2	4.1	-	(17.4)
US federal funds rate[3]	2.3	2.3	2.7	3.0	3.5

As at 31.12.18
UK GDP[2]	4.5	3.1	1.7	0.3	(4.1)
UK unemployment[3]	3.4	3.9	4.3	5.7	8.8
UK HPI[4]	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate[3]	0.8	0.8	1.0	2.5	4.0
US GDP[2]	4.8	3.7	2.1	0.4	(3.3)
US unemployment[3]	3.0	3.4	3.7	5.2	8.4
US HPI[4]	36.9	30.2	4.1	-	(17.4)
US federal funds rate[3]	2.3	2.3	2.7	3.0	3.5

As at 30.06.18
UK GDP[2]	4.4	3.1	1.8	(0.3)	(4.8)
UK unemployment[3]	3.0	3.7	4.8	6.0	9.0
UK HPI[4]	45.3	28.3	2.8	(3.1)	(33.4)
UK bank rate[3]	0.5	0.5	0.9	2.5	4.0
US GDP[2]	4.6	3.4	2.0	(0.3)	(4.7)
US unemployment[3]	2.4	3.1	4.2	5.6	9.0
US HPI[4]	35.8	28.5	4.2	(1.8)	(19.5)
US federal funds rate[3]	1.5	1.5	1.8	2.9	3.5

1

UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index.

2	Highest annual growth in Upside scenarios; 5-year average in Baseline; lowest annual growth in Downside scenarios.
3	Lowest yearly average in Upside scenarios; 5-year average in Baseline; highest yearly average in Downside scenarios.
4	Cumulative growth (trough to peak) in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Barclays PLC	34

Credit Risk

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2

As at 30.06.19%		%	%	%	%
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

As at 31.12.18
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

As at 30.06.18
UK GDP	3.3	2.5	1.8	0.8	(0.8)
UK unemployment	3.5	4.0	4.8	5.5	8.2
UK HPI	7.8	5.1	2.8	0.2	(7.0)
UK bank rate	0.5	0.6	0.9	2.1	3.6
US GDP	3.5	2.7	2.0	0.9	(0.8)
US unemployment	2.9	3.4	4.2	5.1	7.8
US HPI	6.3	5.2	4.2	2.0	(3.1)
US federal funds rate	1.5	1.6	1.8	2.7	3.3

1

UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index.

IFRS 9 models must assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Senior Scenario Review Committee (SSRC). Economic scenarios are regenerated at a minimum annually (to align with Barclays Group’s medium-term planning exercise) but also if external consensus regarding the UK or US economy materially changes. The SSRC monitors consensus and within the period there have been no sufficiently material changes to external consensus regarding the UK or US economy, and as such there have been no changes to the macroeconomic variable paths within each modelled scenario during 2019. There is however continued anticipated economic uncertainty in the UK and as a result the impairment adjustment of £150m, based broadly on the output of the sensitivity analysis at 31 December 2018, continues to be included in the impairment balance at 30 June 2019. The output of the sensitivity analysis as at 31 December 2018 remains valid given the scenarios are unchanged and the portfolios are comparable. Please refer to pages 161 to 163 of the Barclays PLC Annual Report 2018 for details.

Barclays PLC	35

Credit Risk

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 91% (December 2018: 91%) of the Barclays Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 30.06.19	As at 31.12.18
Gross loans and advances (£m)	138,272	136,517
90 day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rate - 180 days past due (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.2	0.2
Recovery book impairment coverage ratio (%)	7.3	7.1

Average marked to market LTV
Balance weighted (%)	50.1	48.9
Valuation weighted (%)	36.6	35.8

New lending	Half year ended 30.06.19	Half year ended 30.06.18
New home loan completions (£m)	11,097	11,496
New home loans proportion > 85% LTV (%)	14.3	8.9
Average LTV on new home loans: balance weighted (%)	67.1	64.4
Average LTV on new home loans: valuation weighted (%)	58.9	56.3

Home loans principal portfolios - distribution of balances by LTV[1]

	As at 30.06.19			As at 31.12.18
	Distribution of balances	Distribution of impairment allowance	Coverage ratio	Distribution of balances	Distribution of impairment allowance	Coverage ratio
Barclays UK	%	%	%	%	%	%
<=75%	88.9	42.2	-	90.6	50.9	-
>75% and <=90%	9.7	25.1	0.1	8.6	22.1	0.1
>90% and <=100%	1.3	9.8	0.4	0.7	7.7	0.5
>100%	0.1	22.9	9.5	0.1	19.3	10.8

1	Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2019.

Total gross UK home loans balances increased by £1.8bn, mainly driven by Buy to Let (BTL) lending. BTL home loans accounted for 13% (December 2018: 12%) of total balances, and the BTL average balance weighted LTV increased to 55.6% (December 2018: 55.4%).

Residential interest-only home loans comprised 24% (December 2018: 26%) of total balances. The average balance weighted LTV on these loans increased to 38.9% (December 2018: 38.8%). The 90-day arrears rate excluding recovery book remained stable at 0.3% (December 2018: 0.3%).

The value of home loan completions was lower than H118, for both Residential and BTL. The reduction in Residential was driven by a significantly lower value of business written in January, with Q2 higher year on year. The proportion of new home loan completions associated with BTL remained stable year on year at 17%.

The average marked to market LTV measures and the proportion of balances at >75% LTV increased due to a higher average LTV for new business flow than for the total book. New lending LTVs remained within planned levels throughout H119.

Head Office: Italian home loans and advances at amortised cost reduced to £7.5bn (December 2018: £7.9bn) and continue to run-off since new completions ceased in 2016. The portfolio is secured on Residential property with an average balance weighted marked to market LTV of 63.7% (December 2018: 61.8%). 90-day arrears and gross charge-off rates remained stable at 1.5% (December 2018: 1.4%) and 0.8% (December 2018: 0.8%) respectively.

Barclays PLC	36

Credit Risk

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 84% (December 2018: 87%) of the Barclays Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.19	£m	%	%	%	%
Barclays UK
UK cards	16,925	1.8	0.9	2.0	1.9
UK personal loans	6,334	2.2	1.1	3.3	3.0
Barclays International
US cards	22,172	2.4	1.3	4.5	4.4
Barclays Partner Finance	4,277	0.9	0.3	1.5	1.5
Germany consumer lending	3,758	1.7	0.7	1.0	0.2

As at 31.12.18
Barclays UK
UK cards	17,285	1.8	0.9	1.9	1.5
UK personal loans	6,335	2.3	1.1	1.9	1.5
Barclays International
US cards	22,178	2.7	1.4	3.6	3.4
Barclays Partner Finance	4,216	1.1	0.4	1.7	1.7
Germany consumer lending	3,545	1.9	0.8	1.2	0.5

UK cards: 30 and 90 day arrears rates remained stable. The annualised gross write-off rate increased marginally, whilst the net write-off rate increased from 1.5% to 1.9% as a result of increased debt sale activity.

UK personal loans: 30 and 90 day arrears rates reduced slightly. The annualised gross and net write-off rates increased, reflecting the resolution of write-off processing issues observed in 2018. Underlying write-off rates remained stable.

US cards: 30 and 90 day arrears rates reduced due to the impact of seasonality. The increase in write-off rates reflected an increase in the rate of assets flowing into the recovery book in H218 which led to a higher level of assets being written off in the current period.

Barclays Partner Finance: The reduction in arrears rates reflected improved quality of new business and better arrears management. Write-off rates were broadly stable.

Germany consumer lending: Arrears rates improved due to better quality of new business and good collections performance. The reduced write-off rates were primarily driven by the cards portfolio due to the timing of debt sale write-offs.

Barclays PLC	37

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class[1]

	Half year ended 30.06.19			Half year ended 31.12.18			Half year ended 30.06.18
	Average	High[2]	Low[2]	Average	High[2]	Low[2]	Average	High[2]	Low[2]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	11	14	8	10	13	8	11	16	8
Interest rate risk	5	9	3	8	14	3	9	19	4
Equity risk	9	16	5	7	14	4	7	12	4
Basis risk	8	9	6	7	8	6	5	8	4
Spread risk	4	5	3	6	9	3	5	9	3
Foreign exchange risk	3	5	2	3	6	2	3	7	2
Commodity risk	1	1	-	1	1	-	1	2	-
Inflation risk	2	3	2	3	3	2	3	4	2
Diversification effect[2]	(22)	n/a	n/a	(24)	n/a	n/a	(24)	n/a	n/a
Total management VaR	21	26	17	21	27	18	20	26	15

1	Excludes Barclays Africa Group Limited from 23 July 2018.
2

Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Barclays PLC	38

Treasury and Capital Risk

The Barclays Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The Liquidity Framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Barclays Group’s liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 30 June 2019, the Barclays Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements. The short-term stress scenarios comprise a 30-day Barclays specific stress event, a 90-day market-wide stress event and a 30-day combined scenario consisting of both a Barclays specific and market-wide stress.

Liquidity coverage ratio
	As at 30.06.19 £bn	As at 31.12.18 £bn
Eligible liquidity buffer	232	219
Net stress outflows	(149)	(129)
Surplus	83	90

Liquidity coverage ratio	156%	169%

The Barclays Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Barclays PLC	39

Treasury and Capital Risk

Composition of the Group liquidity pool
	As at 30.06.19				As at 31.12.18
	Liquidity pool £bn	Liquidity pool of which CRR LCR eligible[3]			Liquidity pool £bn
		Cash £bn	Level 1 £bn	Level 2A £bn
Cash and deposits with central banks[1]	160	156	-	-	181

Government bonds[2]
AAA to AA-	47	-	41	3	27
A+ to A-	5	-	5	-	1
BBB+ to BBB-	4	-	4	-	3
Other LCR ineligible government bonds	-	-	-	-	1
Total government bonds	56	-	50	3	32

Other
Government guaranteed issuers, PSEs and GSEs	8	-	8	-	6
International organisations and MDBs	7	-	7	-	5
Covered bonds	6	-	5	1	3
Other	1	-	1	-	-
Total other	22	-	21	1	14

Total as at 30 June 2019	238	156	71	4	227
Total as at 31 December 2018	227	176	40	1

1	Of which over 99% (December 2018: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 77% (December 2018: over 71%) comprised UK, US, French, German, Swiss and Dutch securities.
3

The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Barclays Group liquidity pool was £238bn as at 30 June 2019 (December 2018: £227bn). During H119, the month-end liquidity pool ranged from £227bn to £251bn (H218: £207bn to £243bn), and the month-end average balance was £237bn (H218: £225bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 30 June 2019, 68% (December 2018: 70%) of the liquidity pool was located in Barclays Bank PLC, 20% (December 2018: 20%) in Barclays Bank UK PLC and 5% (December 2018: 2%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Barclays Group in calculating the LCR.

Deposit funding
	As at 30.06.19			As at 31.12.18
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio[1]	Loan: deposit ratio[1]
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	194	201	97%	96%
Barclays International	135	212	64%	65%
Head Office	10	-	-	-
Barclays Group	339	414	82%	83%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Barclays PLC	40

Treasury and Capital Risk

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Barclays Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Barclays Group aims to align the sources and uses of funding. As such, loans and advances are largely funded by deposits, with the surplus used to fund liquidity requirements. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2019 are summarised below:

	As at 30.06.19	As at 31.12.18		As at 30.06.19	As at 31.12.18
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost	339	327	Deposits at amortised cost	414	395
Group liquidity pool	238	227	<1 Year wholesale funding	53	47
			>1 Year wholesale funding	113	107
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	356	303	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	304	262
Derivative financial instruments	244	223	Derivative financial instruments	243	220
Other assets[1]	56	53	Other liabilities	37	38
			Equity	69	64
Total assets	1,233	1,133	Total liabilities and equity	1,233	1,133

1	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Barclays PLC	41

Treasury and Capital Risk

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £165.6bn (December 2018: £154bn). In 2019, Barclays Group issued £7.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of different tenors and currencies.

Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases.

Wholesale funding of £52.8bn (December 2018: £46.7bn) matures in less than one year, representing 32% (December 2018: 30%) of total wholesale funding outstanding. This includes £20.4bn (December 2018: £19.1bn) related to term funding2. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £185bn (December 2018: £180bn).

Maturity profile of wholesale funding[1,2]
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month £bn	months £bn	months £bn	months £bn	year £bn	years £bn	years £bn	years £bn	years £bn	years £bn	Total £bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	-	1.6	0.8	2.4	2.9	3.4	4.0	8.5	13.8	35.0
Senior unsecured (privately placed)	-	-	-	-	-	0.1	0.1	0.1	0.2	0.5	1.0
Subordinated liabilities	-	-	-	-	-	-	-	-	-	8.1	8.1
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	3.7	5.6	9.6	4.8	23.7	1.0	0.9	0.4	0.1	-	26.1
Asset backed commercial paper	2.8	3.2	1.0	-	7.0	-	-	-	-	-	7.0
Senior unsecured (public benchmark)	-	1.2	-	0.6	1.8	3.0	0.2	-	1.2	0.4	6.6
Senior unsecured (privately placed)[3]	0.8	2.8	1.5	5.1	10.2	8.5	4.7	4.1	3.8	21.0	52.3
Asset backed securities	0.4	0.6	-	1.0	2.0	0.1	0.5	0.7	0.9	1.7	5.9
Subordinated liabilities	0.2	-	0.1	0.1	0.4	5.6	1.3	2.4	-	1.0	10.7
Other	0.1	-	-	-	0.1	-	-	-	0.2	0.6	0.9
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.3	0.7	0.4	0.2	1.6	-	-	-	-	-	1.6
Covered bonds	-	-	1.8	1.0	2.8	1.0	2.3	1.8	-	1.2	9.1
Asset backed securities	0.8	-	-	-	0.8	0.5	-	-	-	-	1.3
Total as at 30 June 2019	9.1	14.1	16.0	13.6	52.8	22.7	13.4	13.5	14.9	48.3	165.6
Of which secured	4.0	3.8	2.8	2.0	12.6	1.6	2.8	2.5	0.9	2.9	23.3
Of which unsecured	5.1	10.3	13.2	11.6	40.2	21.1	10.6	11.0	14.0	45.4	142.3

Total as at 31 December 2018	2.5	15.9	8.2	20.1	46.7	16.7	16.8	10.4	13.2	50.2	154.0
Of which secured	2.0	3.7	1.1	3.6	10.4	2.7	1.2	2.6	1.9	3.7	22.5
Of which unsecured	0.5	12.2	7.1	16.5	36.3	14.0	15.6	7.8	11.3	46.5	131.5

1

The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2

Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £43.9bn, of which £7.3bn matures within one year.

Barclays PLC	42

Treasury and Capital Risk

Capital

Barclays’ CET1 regulatory requirement is 11.7% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).

The Barclays CCyB is based on the buffer rate applicable for each jurisdiction in which Barclays have exposures. On 28 November 2018, the Financial Policy Committee set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for Barclays for H119.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Requirement for 2019 is 4.7%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.6% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

On 27 June 2019, as part of the EU Risk Reduction Measure package, the CRR II entered into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. The amendments largely take effect and are phased in from 28 June 2021 with a number of exceptions which are implemented with immediate effect.

These exceptions primarily relate to the minimum requirement for own funds and eligible liabilities (MREL). Amendments within this section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Barclays PLC	43

Treasury and Capital Risk

Capital ratios[1,2,3]	As at 30.06.19	As at 31.03.19	As at 31.12.18
CET1	13.4%	13.0%	13.2%
Tier 1 (T1)	17.4%	17.1%	17.0%
Total regulatory capital	21.4%	20.8%	20.7%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	67.6	64.7	62.6
Less: other equity instruments (recognised as AT1 capital)	(12.1)	(11.1)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(0.8)	(1.0)	(0.7)
Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.8)	(1.7)	(1.7)
Goodwill and intangible assets	(8.0)	(7.9)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.4)	(0.4)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.2)	(1.0)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	(0.1)	(0.2)	(0.1)
Defined benefit pension fund assets	(1.4)	(0.9)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.2	1.2	1.3
CET1 capital	42.9	41.4	41.1

AT1 capital
Capital instruments and related share premium accounts	12.1	11.1	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7	2.3	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	12.7	13.3	11.9

T1 capital	55.6	54.7	53.0

T2 capital
Capital instruments and related share premium accounts	8.0	6.5	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.0	5.5	5.3
Credit risk adjustments (excess of impairment over expected losses)	-	0.1	-
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	68.3	66.6	64.6

Total RWAs	319.1	319.7	311.9

1

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2

The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.1%, with £41.7bn of CET1 capital and £319.0bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC	44

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.06.19 £bn	Six months ended 30.06.19 £bn
Opening CET1 capital	41.4	41.1

Profit for the period attributable to equity holders	1.2	2.4
Dividends paid and foreseen	(0.7)	(1.2)
Increase in retained regulatory capital generated from earnings	0.5	1.3

Net impact of share schemes	0.3	-
Fair value through other comprehensive income reserve	0.4	0.5
Currency translation reserve	0.6	0.2
Increase in other qualifying reserves	1.2	0.7

Pension remeasurements within reserves	0.3	(0.1)
Defined benefit pension fund asset deduction	(0.5)	(0.1)
Net impact of pensions	(0.2)	(0.2)

Additional value adjustments (PVA)	(0.1)	-
Goodwill and intangible assets	(0.1)	-
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1	0.1
Adjustment under IFRS 9 transitional arrangements	-	(0.1)
Decrease in regulatory capital due to adjustments and deductions	(0.1)	-

Closing CET1 capital	42.9	42.9

CET1 capital increased £1.8bn to £42.9bn (December 2018: £41.1bn).

£2.4bn of organic capital generated from profits was partially offset by £1.2bn of regulatory dividends paid and foreseen including £0.4bn of AT1 coupons paid. Other movements in the period were:

●	A £0.5bn increase in the fair value through other comprehensive income reserve mainly driven by gains from an increase in fair value of bonds due to decreasing bond yields

●	A £0.2bn increase in the currency translation reserve mainly driven by the appreciation of period end USD against GBP

●	A £0.2bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn in April 2019

●	A £0.1bn decrease in the IFRS 9 transitional add back primarily due to the change in the phasing of transitional relief from 95% in 2018 to 85% in 2019

Barclays PLC	45

Treasury and Capital Risk

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.06.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.8	60.2	0.3	-	-	-	0.1	-	11.8	76.2
Corporate and Investment Bank	24.6	68.2	12.4	16.4	0.2	3.4	15.4	13.7	21.6	175.9
Consumer, Cards and Payments	29.3	2.1	0.1	-	-	-	-	0.1	7.3	38.9
Barclays International	53.9	70.3	12.5	16.4	0.2	3.4	15.4	13.8	28.9	214.8
Head Office	5.7	6.4	-	-	-	-	-	-	16.0	28.1
Barclays Group	63.4	136.9	12.8	16.4	0.2	3.4	15.5	13.8	56.7	319.1

As at 31.03.19
Barclays UK	3.8	60.7	0.2	-	-	-	0.1	-	11.8	76.6
Corporate and Investment Bank	26.8	66.3	10.2	15.9	0.1	4.1	16.5	15.1	21.6	176.6
Consumer, Cards and Payments	29.4	2.2	0.1	-	-	-	-	0.5	7.3	39.5
Barclays International	56.2	68.5	10.3	15.9	0.1	4.1	16.5	15.6	28.9	216.1
Head Office	5.2	5.8	-	-	-	-	-	-	16.0	27.0
Barclays Group	65.2	135.0	10.5	15.9	0.1	4.1	16.6	15.6	56.7	319.7

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Corporate and Investment Bank	26.1	64.8	9.8	14.9	0.2	3.3	13.9	16.2	21.7	170.9
Consumer, Cards and Payments	29.5	2.2	0.1	0.1	-	-	-	0.6	7.3	39.8
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
As at 30.06.19	£bn	£bn	£bn	£bn	£bn
Opening RWAs	195.6	28.8	30.8	56.7	311.9
Book size	4.3	4.0	(1.2)	-	7.1
Acquisitions and disposals	(0.2)	-	-	-	(0.2)
Book quality	(0.1)	-	-	-	(0.1)
Model updates	-	-	-	-	-
Methodology and policy	0.2	-	(0.3)	-	(0.1)
Foreign exchange movements[1]	0.5	-	-	-	0.5
Closing RWAs	200.3	32.8	29.3	56.7	319.1

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £7.2bn to £319.1bn; this was primarily driven by increased CIB activity compared to year-end.

Barclays PLC	46

Treasury and Capital Risk

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement of 4.0% as at 30 June 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn and against the 0.2% CCLB was £2.3bn.

Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios[1,2]	As at 30.06.19	As at 31.03.19	As at 31.12.18
	£bn	£bn	£bn
Average UK leverage ratio	4.7%	4.6%	4.5%
Average T1 capital[3]	53.8	51.2	50.5
Average UK leverage exposure	1,135	1,106	1,110

UK leverage ratio	5.1%	4.9%	5.1%

CET1 capital	42.9	41.4	41.1
AT1 capital	12.0	11.0	9.5
T1 capital[3]	54.9	52.4	50.6

UK leverage exposure	1,079	1,065	999

UK leverage exposure
Accounting assets
Derivative financial instruments	244	218	223
Derivative cash collateral	59	53	48
Securities financing transactions (SFTs)	131	135	121
Loans and advances and other assets	799	788	741
Total IFRS assets	1,233	1,194	1,133

Regulatory consolidation adjustments	(1)	(2)	(2)

Derivatives adjustments
Derivatives netting	(223)	(198)	(202)
Adjustments to cash collateral	(51)	(43)	(42)
Net written credit protection	15	16	19
Potential future exposure (PFE) on derivatives	127	125	123
Total derivatives adjustments	(132)	(100)	(102)

SFTs adjustments	17	17	17

Regulatory deductions and other adjustments	(12)	(11)	(11)

Weighted off-balance sheet commitments	110	108	108

Qualifying central bank claims	(136)	(141)	(144)

UK leverage exposure[2]	1,079	1,065	999

1

The fully loaded UK leverage ratio was 5.0%, with £53.7bn of T1 capital and £1,078bn of leverage exposure calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.

Barclays PLC	47

Treasury and Capital Risk

The average UK leverage ratio increased to 4.7% (December 2018: 4.5%). T1 capital increased £3.3bn to £53.8bn, which included the accretion of CET1 capital and the issuance of AT1 securities, partially offset by an increase in exposure of £25bn to £1,135bn primarily driven by securities financing transactions (SFTs) trading activity.

The UK leverage ratio remained stable at 5.1% (December 2018: 5.1%). The T1 capital increased £4.3bn to £54.9bn, which included the accretion of CET1 capital and the issuance of AT1 securities. The UK leverage exposure increased £80bn to £1,079bn which included a seasonal increase in settlement balances and trading portfolio assets.

The average UK leverage ratio is 40bps less than the UK leverage ratio, which reflects the capacity that Barclays has to deploy highly liquid assets intra-quarter in addition to client activity reductions at quarter ends, including settlement balances.

Barclays also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report H1 2019, due to be published on 23 August 2019 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

Barclays PLC	48

Treasury and Capital Risk

Minimum requirement for own funds and eligible liabilities (MREL)

The CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Barclays has calculated eligible liabilities reflecting our interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

Barclays is required to meet the higher of: (i) the MREL set by the Bank of England; or (ii) the requirements in CRR II. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time Barclays indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Barclays’ indicative MREL is currently expected to be 29.9% of RWAs from 1 January 2022 comprising:

●	Loss absorption and recapitalisation amounts consisting of two times the 8% Pillar 1 and 4.7% Pillar 2A requirement

●	Capital buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% CCyB.

Own funds and eligible liabilities ratios[1]	As at 30.06.19	As at 31.03.19[3]	As at 31.12.18[3]
CET1 capital	13.4%	13.0%	13.2%
AT1 capital instruments and related share premium accounts[2]	3.8%	3.4%	3.1%
T2 capital instruments and related share premium accounts[2]	2.4%	2.0%	2.1%
Eligible liabilities	10.6%	9.4%	9.7%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	30.2%	27.7%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.7%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.6%	1.7%	1.6%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	32.0%	30.2%	30.5%

Own funds and eligible liabilities[1]	£bn	£bn3	£bn3
CET1 capital	42.9	41.4	41.1
AT1 capital instruments and related share premium accounts[2]	12.0	11.0	9.6
T2 capital instruments and related share premium accounts[2]	7.8	6.3	6.6
Eligible liabilities	33.7	29.9	30.4
Total Barclays PLC (the Parent company) own funds and eligible liabilities	96.4	88.7	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7	2.3	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.0	5.5	5.1
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	102.0	96.5	95.1

Total RWAs[1]	319.1	319.7	311.9

1

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2

Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

3	The comparatives are based on the Bank of England’s statement of policy on MREL.

Barclays PLC	49

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended	Half year ended
		30.06.19	30.06.18
	Notes[1]	£m	£m
Net interest income		4,618	4,378
Net fee and commission income	3	3,334	3,489
Net trading income		2,124	2,480
Net investment income		662	512
Other income		52	75
Total income		10,790	10,934
Credit impairment charges and other provisions		(928)	(571)
Net operating income		9,862	10,363

Staff costs	4	(4,264)	(4,277)
Infrastructure, administration and general expenses	5	(2,494)	(2,397)
Litigation and conduct		(114)	(2,042)
Operating expenses		(6,872)	(8,716)

Profit on disposal of undertakings and share of results of associates and joint ventures		24	12
Profit before tax		3,014	1,659
Tax charge[2]	6	(545)	(644)
Profit after tax		2,469	1,015

Attributable to:
Equity holders of the parent[2]		2,072	561
Other equity instrument holders		363	346
Total equity holders of the parent		2,435	907
Non-controlling interests	7	34	108
Profit after tax		2,469	1,015

Earnings per share		p	p
Basic earnings per ordinary share	8	12.1	3.3
Diluted earnings per ordinary share	8	11.9	3.2

1	For notes to the Financial Statements see pages 56 to 84.
2

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

Barclays PLC	50

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.19	Half year ended 30.06.18
	Notes[1]	£m	£m
Profit after tax		2,469	1,015

Other comprehensive income/(loss) that may be recycled to profit or loss:[2]
Currency translation reserve	17	177	338
Fair value through other comprehensive income reserve	17	380	(189)
Cash flow hedging reserve	17	528	(509)
Other	17	-	11
Other comprehensive income/(loss) that may be recycled to profit or loss		1,085	(349)

Other comprehensive (loss)/income not recycled to profit or loss:[2]
Retirement benefit remeasurements	14	(140)	(54)
Fair value through other comprehensive income reserve	17	125	(267)
Own credit	17	44	(73)
Other comprehensive income/(loss) not recycled to profit or loss		29	(394)

Other comprehensive income/(loss) for the period		1,114	(743)

Total comprehensive income for the period		3,583	272

Attributable to:
Equity holders of the parent		3,549	163
Non-controlling interests		34	109
Total comprehensive income for the period		3,583	272

1	For notes to the Financial Statements see pages 56 to 84.
2	Reported net of tax.

Barclays PLC	51

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at	As at
		30.06.19[2]	31.12.18
Assets	Notes[1]	£m	£m
Cash and balances at central banks		158,070	177,069
Cash collateral and settlement balances		104,625	77,222
Loans and advances at amortised cost		339,319	326,406
Reverse repurchase agreements and other similar secured lending		8,990	2,308
Trading portfolio assets		120,381	104,187
Financial assets at fair value through the income statement		159,705	149,648
Derivative financial instruments	10	244,186	222,538
Financial assets at fair value through other comprehensive income		72,169	52,816
Investments in associates and joint ventures		734	762
Goodwill and intangible assets		7,993	7,973
Property, plant and equipment		4,206	2,535
Current tax assets	6	884	798
Deferred tax assets	6	3,142	3,828
Retirement benefit assets	14	1,875	1,768
Other assets		6,543	3,425
Total assets		1,232,822	1,133,283

Liabilities
Deposits at amortised cost		413,596	394,838
Cash collateral and settlement balances		93,806	67,522
Repurchase agreements and other similar secured borrowing		18,322	18,578
Debt securities in issue		90,815	82,286
Subordinated liabilities	12	18,803	20,559
Trading portfolio liabilities		42,724	37,882
Financial liabilities designated at fair value		229,853	216,834
Derivative financial instruments	10	243,103	219,643
Current tax liabilities	6	616	628
Deferred tax liabilities	6	5	51
Retirement benefit liabilities	14	323	315
Other liabilities		10,279	7,716
Provisions	13	1,780	2,652
Total liabilities		1,164,025	1,069,504

Equity
Called up share capital and share premium	15	4,494	4,311
Other reserves	17	6,403	5,153
Retained earnings		44,556	43,460
Shareholders’ equity attributable to ordinary shareholders of the parent		55,453	52,924
Other equity instruments	16	12,123	9,632
Total equity excluding non-controlling interests		67,576	62,556
Non-controlling interests	7	1,221	1,223
Total equity		68,797	63,779

Total liabilities and equity		1,232,822	1,133,283

1	For notes to the Financial Statements see pages 56 to 84.
2

Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £1.6bn, an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

Barclays PLC	52

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	363	-	2,072	2,435	34	2,469
Currency translation movements	-	-	177	-	177	-	177
Fair value through other comprehensive income reserve	-	-	505	-	505	-	505
Cash flow hedges	-	-	528	-	528	-	528
Retirement benefit remeasurements	-	-	-	(140)	(140)	-	(140)
Own credit	-	-	44	-	44	-	44
Total comprehensive income for the period	-	363	1,254	1,932	3,549	34	3,583
Issue of new ordinary shares	159	-	-	-	159	-	159
Issue of shares under employee share schemes	24	-	-	241	265	-	265
Issue and exchange of other equity instruments	-	2,504	-	-	2,504		2,504
Other equity instruments coupons paid	-	(363)	-	-	(363)	-	(363)
Vesting of shares under employee share schemes	-	-	(4)	(384)	(388)	-	(388)
Dividends paid	-	-	-	(684)	(684)	(34)	(718)
Other movements	-	(13)	-	(9)	(22)	(2)	(24)
Balance as at 30 June 2019	4,494	12,123	6,403	44,556	67,576	1,221	68,797

Half year ended 31.12.18
Balance as at 1 July 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168
Profit after tax[3]	-	406	-	1,036	1,442	118	1,560
Currency translation movements	-	-	496	-	496	-	496
Fair value through other comprehensive income reserve	-	-	(30)	-	(30)	-	(30)
Cash flow hedges	-	-	8	-	8	-	8
Retirement benefit remeasurements	-	-	-	367	367	-	367
Own credit	-	-	131	-	131	-	131
Other	-	-	-	20	20	(1)	19
Total comprehensive income for the period	-	406	605	1,423	2,434	117	2,551
Issue of new ordinary shares	21	-	-	-	21	-	21
Issue of shares under employee share schemes	19	-	-	212	231	-	231
Capital reorganisation	(17,873)	-	-	17,873	-	-	-
Issue and exchange of other equity instruments	-	692	-	(308)	384	-	384
Other equity instruments coupons paid[3]	-	(406)	-	-	(406)	-	(406)
Redemption of preference shares	-	-	-	(732)	(732)	(1,309)	(2,041)
Debt to equity reclassification	-	-	-	-	-	419	419
Vesting of shares under employee share schemes	-	-	16	(15)	1	-	1
Dividends paid	-	-	-	(427)	(427)	(120)	(547)
Other movements	-	2	-	(7)	(5)	3	(2)
Balance as at 31 December 2018	4,311	9,632	5,153	43,460	62,556	1,223	63,779

1	Details of share capital, other equity instruments and other reserves are shown on pages 73 to 75.
2	Details of non-controlling interests are shown on page 61.
3

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. This change does not impact earnings per share or return on average tangible shareholders’ equity. Comparatives have been restated, reducing the tax charge for H218 by £110m. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

Barclays PLC	53

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Profit after tax[3]	-	346	-	561	907	108	1,015
Currency translation movements	-	-	338	-	338	-	338
Fair value through other comprehensive income reserve	-	-	(456)	-	(456)	-	(456)
Cash flow hedges	-	-	(509)	-	(509)	-	(509)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	1	11
Total comprehensive income for the period	-	346	(700)	517	163	109	272
Issue of new ordinary shares	67	-	-	-	67	-	67
Issue of shares under employee share schemes	32	-	-	237	269	-	269
Other equity instruments coupons paid[3]	-	(346)	-	-	(346)	-	(346)
Vesting of shares under employee share schemes	-	-	(15)	(484)	(499)	-	(499)
Dividends paid	-	-	-	(341)	(341)	(106)	(447)
Other movements	-	(3)	-	(10)	(13)	(1)	(14)
Balance as at 30 June 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168

1	Details of share capital, other equity instruments and other reserves are shown on pages 73 to 75.
2	Details of non-controlling interests are shown on page 61.
3

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

Barclays PLC	54

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended	Half year ended
	30.06.19	30.06.18
	£m	£m
Profit before tax	3,014	1,659
Adjustment for non-cash items	(297)	2,716
Changes in operating assets and liabilities	467	(2,799)
Corporate income tax paid	(260)	(172)
Net cash from operating activities	2,924	1,404
Net cash from investing activities	(17,075)	(7,332)
Net cash from financing activities	(610)	(4,300)
Effect of exchange rates on cash and cash equivalents	652	403
Net decrease in cash and cash equivalents	(14,109)	(9,825)
Cash and cash equivalents at beginning of the period	211,166	204,612
Cash and cash equivalents at end of the period	197,057	194,787

Barclays PLC	55

Financial Statement Notes

1.     Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with the DTR of the UK FCA and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2018, except as disclosed below.

1. IFRS 16 – Leases

IFRS 16, Leases, which replaced IAS 17, Leases, was applied effective from 1 January 2019. IFRS 16 applies to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38, Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41, Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 includes an accounting policy choice for a lessee to elect not to apply IFRS 16 to remaining assets within the scope of IAS 38, Intangible Assets, which the Barclays Group has decided to apply.

IFRS 16 does not result in a significant change to lessor accounting; however, for lessee accounting there is no longer a distinction between operating and finance leases. Lessees will be required to recognise both:

●	A lease liability, measured at the present value of remaining cash flows on the lease, and

●

A right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease.

There is a recognition exemption in IFRS 16 for leases with a term not exceeding 12 months, which allows the lessee to apply similar accounting as an operating lease under IAS 17.

The Barclays Group applied IFRS 16 on a modified retrospective basis and took advantage of the option not to restate comparative periods. The Barclays Group applied the following transition options available under the modified retrospective approach:

●	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments.

●

To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Group adjusted the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision.

●	To apply the recognition exception for leases with a term not exceeding 12 months.

●	To use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The impact on adoption was an increase in property, plant and equipment of £1.6bn, and an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

2. IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. IFRIC 23 has been applied from 1 January 2019. There was no significant effect from the adoption of IFRIC 23 in relation to accounting for uncertain tax positions.

3. IAS 12 – Income Taxes – Amendments to IAS 12

The IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. As a result of the amendment, the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. The amendments of IAS 12 were applied to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. This resulted in reducing the tax charge and increasing profit after tax for H119 by £96m and H118 by £93m. This change does not impact retained earnings or earnings per share.

Barclays PLC	56

Financial Statement Notes

4. IAS 19 – Employee Benefits – Amendments to IAS 19

The IASB issued amendments to the guidance in IAS 19, Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments have been applied to plan amendments, curtailments or settlements occurring on or after 1 January 2019. There was no significant effect from the adoption of the amendments of IAS 19.

5. Going concern

Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

6. Other disclosures

The Credit risk disclosures on pages 28 to 35 form part of these interim financial statements.

Barclays PLC	57

Financial Statement Notes

2.     Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.19	£m	£m	£m	£m
Total income	3,548	7,473	(231)	10,790
Credit impairment charges and other provisions	(421)	(492)	(15)	(928)
Net operating income/(expenses)	3,127	6,981	(246)	9,862
Total operating expenses	(2,065)	(4,671)	(136)	(6,872)
Other net income/(expenses)[1]	-	31	(7)	24
Profit/(loss) before tax	1,062	2,341	(389)	3,014

As at 30.06.19	£bn	£bn	£bn	£bn
Total assets	259.0	951.4	22.4	1,232.8

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.18	£m	£m	£m	£m
Total income	3,624	7,515	(205)	10,934
Credit impairment (charges)/releases and other provisions	(415)	(161)	5	(571)
Net operating income/(expenses)	3,209	7,354	(200)	10,363
Total operating expenses	(2,387)	(4,668)	(1,661)	(8,716)
Other net income/(expenses)[1]	4	24	(16)	12
Profit/(loss) before tax	826	2,710	(1,877)	1,659

As at 31.12.18	£bn	£bn	£bn	£bn
Total assets	249.7	862.1	21.5	1,133.3

1

Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region[1]	Half year ended	Half year ended
	30.06.19	30.06.18
	£m	£m
UK	5,365	5,527
Europe	959	1,042
Americas	3,956	3,966
Africa and Middle East	144	103
Asia	366	296
Total	10,790	10,934

1	The geographic region is based on counterparty location.

Barclays PLC	58

Financial Statement Notes

3.     Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.19	£m	£m	£m	£m
Fee type
Transactional	523	1,353	-	1,876
Advisory	88	406	-	494
Brokerage and execution	101	536	-	637
Underwriting and syndication	-	1,240	-	1,240
Other	45	131	7	183
Total revenue from contracts with customers	757	3,666	7	4,430
Other non-contract fee income	-	54	-	54
Fee and commission income	757	3,720	7	4,484
Fee and commission expense	(187)	(957)	(6)	(1,150)
Net fee and commission income	570	2,763	1	3,334

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.18	£m	£m	£m	£m
Fee type
Transactional	530	1,257	-	1,787
Advisory	99	377	-	476
Brokerage and execution	52	583	-	635
Underwriting and syndication	-	1,368	-	1,368
Other	61	125	16	202
Total revenue from contracts with customers	742	3,710	16	4,468
Other non-contract fee income	-	55	-	55
Fee and commission income	742	3,765	16	4,523
Fee and commission expense	(172)	(847)	(15)	(1,034)
Net fee and commission income	570	2,918	1	3,489

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

Barclays PLC	59

Financial Statement Notes

4.     Staff costs

	Half year ended	Half year ended
	30.06.19	30.06.18
Compensation costs	£m	£m
Current year bonus charges	456	593
Deferred bonus charge	226	256
Commissions and other incentives	34	21
Performance costs	716	870
Salaries	2,195	2,069
Social security costs	315	303
Post-retirement benefits	251	243
Other compensation costs	232	199
Total compensation costs	3,709	3,684

Other resourcing costs
Outsourcing	257	277
Redundancy and restructuring	49	60
Temporary staff costs	173	193
Other	76	63
Total other resourcing costs	555	593

Total staff costs	4,264	4,277

Barclays Group compensation costs as a % of total income	34.4	33.7

No material awards have yet been granted in relation to the 2019 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

5.     Infrastructure, administration and general expenses

	Half year ended	Half year ended
	30.06.19	30.06.18
Infrastructure costs	£m	£m
Property and equipment	691	685
Depreciation of property, plant and equipment[1]	310	202
Lease rentals[1]	21	128
Amortisation of intangible assets	419	412
Impairment of property, equipment and intangible assets	29	1
Total infrastructure costs	1,470	1,428

Administration and general expenses
Consultancy, legal and professional fees	284	353
Subscriptions, publications, stationery and communications	329	319
Marketing, advertising and sponsorship	212	195
Travel and accommodation	81	74
Other administration and general expenses	118	28
Total administration and general expenses	1,024	969

Total infrastructure, administration and general expenses	2,494	2,397

1

Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact has been to increase the depreciation charge by £113m as a result of recognising a right of use asset and to reduce the operating lease expense in H119. The prior period comparatives have not been restated. See Note 1 for further details.

Barclays PLC	60

Financial Statement Notes

6.     Tax

The tax charge for H119 was £545m (H118: £644m), representing an effective tax rate of 18.1% (H118: 38.8%). The effective tax rate for H119 was substantially lower than H118, primarily due to charges for litigation and conduct in H118 which were non-deductible for tax purposes. From 2019, a change in accounting standards has required tax relief on payments made under AT1 instruments, which in prior periods was recognised in retained earnings, to be recognised in the income statement. Excluding this accounting change, the Group’s effective tax rate would have been 21.3%.

	Assets		Liabilities
	As at 30.06.19	As at 31.12.18	As at 30.06.19	As at 31.12.18
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	884	798	(616)	(628)
Deferred tax	3,142	3,828	(5)	(51)
Total	4,026	4,626	(621)	(679)

	As at	As at
	30.06.19	31.12.18
Deferred tax assets and liabilities	£m	£m
USA	2,293	2,541
UK	438	861
Other	411	426
Deferred tax assets	3,142	3,828
Deferred tax liabilities	(5)	(51)

Analysis of deferred tax assets
Temporary differences	2,754	3,299
Tax losses	388	529
Deferred tax assets	3,142	3,828

7.     Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.19	30.06.18	30.06.19	31.12.18
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	27	106	529	529
- Upper T2 instruments	7	3	691	691
Other non-controlling interests	-	(1)	1	3
Total	34	108	1,221	1,223

Barclays PLC	61

Financial Statement Notes

8.     Earnings per share

	Half year ended	Half year ended
	30.06.19	30.06.18
	£m	£m
Profit attributable to ordinary equity holders of the parent[1]	2,072	561

	m	m
Basic weighted average number of shares in issue	17,178	17,067
Number of potential ordinary shares	200	258
Diluted weighted average number of shares	17,378	17,325

	p	p
Basic earnings per ordinary share[1]	12.1	3.3
Diluted earnings per ordinary share[1]	11.9	3.2

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, increasing the profit after tax for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 56 to 57.

9.     Dividends on ordinary shares

It is Barclays’ policy to declare and pay dividends on a semi-annual basis. A half year dividend for 2019 of 3.0p (H118: 2.5p) per ordinary share will be paid on 23 September 2019 to shareholders on the share register on 9 August 2019.

	Half year ended 30.06.19		Half year ended 30.06.18
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	4.0	684	2.0	341

For qualifying US and Canadian resident ADR holders, the half year dividend of 3.0p per ordinary share becomes 12.0p per ADS (representing four shares). The ADR depositary will post the half year dividend on 23 September 2019 to ADR holders on the record at close of business on 9 August 2019.

Barclays PLC	62

Financial Statement Notes

10.     Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.19	£m	£m	£m
Foreign exchange derivatives	5,325,619	56,446	(58,302)
Interest rate derivatives	43,634,276	154,780	(147,878)
Credit derivatives	799,556	13,013	(11,995)
Equity and stock index and commodity derivatives	1,172,578	19,801	(24,761)
Derivative assets/(liabilities) held for trading	50,932,029	244,040	(242,936)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	74,976	8	(2)
Derivatives designated as fair value hedges	116,000	138	(103)
Derivatives designated as hedges of net investments	935	-	(62)
Derivative assets/(liabilities) designated in hedge accounting relationships	191,911	146	(167)

Total recognised derivative assets/(liabilities)	51,123,940	244,186	(243,103)

As at 31.12.18
Foreign exchange derivatives	5,289,872	64,188	(64,127)
Interest rate derivatives	37,140,892	125,118	(120,628)
Credit derivatives	759,075	10,755	(9,519)
Equity and stock index and commodity derivatives	1,003,914	22,323	(25,304)
Derivative assets/(liabilities) held for trading	44,193,753	222,384	(219,578)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	75,389	11	(6)
Derivatives designated as fair value hedges	101,845	143	(49)
Derivatives designated as hedges of net investments	2,968	-	(10)
Derivative assets/(liabilities) designated in hedge accounting relationships	180,202	154	(65)

Total recognised derivative assets/(liabilities)	44,373,955	222,538	(219,643)

Derivative financial instrument assets and liabilities increased £22bn to £244bn and £23bn to £243bn respectively, mainly due to an increase in interest rate derivatives.

The IFRS netting posted against derivative assets was £40bn including £5bn of cash collateral netted (December 2018: £21bn including £2bn cash collateral netted) and £40bn for liabilities including £6bn of cash collateral netted (December 2018: £21bn including £3bn of cash collateral netted). Derivative asset exposures would be £223bn (December 2018: £203bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Barclays Group holds cash collateral of £37bn (December 2018: £31bn). Similarly, derivative liabilities would be £223bn (December 2018: £202bn) lower reflecting counterparty netting and cash collateral placed of £37bn (December 2018: £30bn). In addition, non-cash collateral of £5bn (December 2018: £6bn) was held in respect of derivative assets and £4bn (December 2018: £3bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

Barclays PLC	63

Financial Statement Notes

11.    Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2018 and Note 1, Basis of preparation on pages 56 to 57, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.19	£m	£m	£m	£m
Trading portfolio assets	58,456	58,377	3,548	120,381
Financial assets at fair value through the income statement	10,853	140,578	8,274	159,705
Derivative financial instruments	6,004	232,481	5,701	244,186
Financial assets at fair value through other comprehensive income	27,063	44,936	170	72,169
Investment property	-	-	8	8
Total assets	102,376	476,372	17,701	596,449

Trading portfolio liabilities	(25,714)	(17,004)	(6)	(42,724)
Financial liabilities designated at fair value	(98)	(229,451)	(304)	(229,853)
Derivative financial instruments	(5,728)	(232,576)	(4,799)	(243,103)
Total liabilities	(31,540)	(479,031)	(5,109)	(515,680)

As at 31.12.18
Trading portfolio assets	51,029	49,545	3,613	104,187
Financial assets at fair value through the income statement	8,918	131,348	9,382	149,648
Derivative financial instruments	6,813	210,510	5,215	222,538
Financial assets at fair value through other comprehensive income	19,764	32,697	355	52,816
Investment property	-	-	9	9
Total assets	86,524	424,100	18,574	529,198

Trading portfolio liabilities	(20,654)	(17,225)	(3)	(37,882)
Financial liabilities designated at fair value	(76)	(216,478)	(280)	(216,834)
Derivative financial liabilities	(6,152)	(208,748)	(4,743)	(219,643)
Total liabilities	(26,882)	(442,451)	(5,026)	(474,359)

Barclays PLC	64

Financial Statement Notes

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.19	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	152,606	2,320	-	(145,912)	(2,071)
Foreign exchange derivatives	-	56,237	209	-	(58,075)	(289)
Credit derivatives	-	11,565	1,448	-	(11,626)	(369)
Equity derivatives	6,004	10,871	1,711	(5,728)	(15,801)	(2,057)
Commodity derivatives	-	1,202	13	-	(1,162)	(13)
Government and government sponsored debt	53,418	63,687	2	(12,596)	(11,868)	-
Corporate debt	-	20,662	616	-	(5,671)	(6)
Certificates of deposit, commercial paper and other money market instruments	-	554	-	-	(7,939)	(21)
Margin lending	-	15,306	-	-	(23,860)	-
Reverse repurchase and repurchase agreements	-	122,021	13	-	(148,829)	-
Non-asset backed loans	-	7,383	7,930	-	-	-
Asset backed securities	-	3,193	669	-	(28)	-
Issued debt	-	-	-	-	(47,402)	(263)
Equity cash products	42,852	10,190	357	(13,118)	(804)	-
Private equity investments	4	-	913	-	-	(20)
Other[1]	98	895	1,500	(98)	(54)	-
Total	102,376	476,372	17,701	(31,540)	(479,031)	(5,109)

As at 31.12.18
Interest rate derivatives	-	122,794	2,478	-	(118,227)	(2,456)
Foreign exchange derivatives	-	63,996	192	-	(63,952)	(185)
Credit derivatives	-	9,373	1,381	-	(9,188)	(331)
Equity derivatives	6,813	12,934	1,136	(6,152)	(16,001)	(1,743)
Commodity derivatives	-	1,413	28	-	(1,380)	(28)
Government and government sponsored debt	41,812	51,644	14	(9,396)	(11,171)	-
Corporate debt	-	14,664	456	-	(5,061)	-
Certificates of deposit, commercial paper and other money market instruments	-	1,135	-	-	(8,556)	(10)
Margin lending	-	10,388	-	-	(26,875)	-
Reverse repurchase and repurchase agreements	-	118,273	768	-	(138,460)	-
Non-asset backed loans	-	7,406	8,304	-	-	-
Asset backed securities	-	2,314	688	-	(245)	-
Issued debt	-	-	-	-	(42,101)	(251)
Equity cash products	37,816	7,195	698	(11,258)	(1,181)	(3)
Private equity investments	7	-	1,071	-	-	(19)
Other[1]	76	571	1,360	(76)	(53)	-
Total	86,524	424,100	18,574	(26,882)	(442,451)	(5,026)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Barclays PLC	65

Financial Statement Notes

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2018: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays PLC	66

Financial Statement Notes

Level 3 movement analysis

	As at 01.01.19	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.19
						Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	14	2	-	-	-	-	-	-	(14)	2
Corporate debt	388	70	(24)	-	(31)	14	-	32	(74)	375
Non-asset backed loans	2,263	1,235	(1,260)	-	(19)	12	-	19	(90)	2,160
Asset backed securities	664	81	(127)	-	-	5	-	16	(29)	610
Equity cash products	136	48	(13)	-	-	(2)	-	116	(20)	265
Other	148	-	-	-	(1)	(10)	-	-	(1)	136
Trading portfolio assets	3,613	1,436	(1,424)	-	(51)	19	-	183	(228)	3,548

Non-asset backed loans	5,688	2	-	-	(295)	248	-	-	(9)	5,634
Equity cash products	559	9	-	-	(10)	4	178	-	-	740
Private equity investments	1,071	21	(73)	-	(1)	-	43	-	(148)	913
Other	2,064	2,334	(2,619)	-	(2)	17	9	24	(840)	987
Financial assets at fair value through the income statement	9,382	2,366	(2,692)	-	(308)	269	230	24	(997)	8,274

Non-asset backed loans	353	48	-	-	(55)	-	-	-	(218)	128
Asset backed securities	-	40	-	-	-	-	-	-	-	40
Equity cash products	2	-	-	-	-	-	-	-	-	2
Financial assets at fair value through other comprehensive income	355	88	-	-	(55)	-	-	-	(218)	170

Investment property	9	-	-	-	-	-	(1)	-	-	8

Trading portfolio liabilities	(3)	-	-	-	-	2	-	(5)	-	(6)

Certificates of deposit, commercial paper and other money market instruments	(10)	-	-	-	1	-	(1)	(11)	-	(21)
Issued debt	(251)	-	-	(16)	1	5	-	(3)	1	(263)
Other	(19)	-	-	-	-	-	(1)	-	-	(20)
Financial liabilities designated at fair value	(280)	-	-	(16)	2	5	(2)	(14)	1	(304)

Interest rate derivatives	22	(3)	-	-	76	116	-	(107)	145	249
Foreign exchange derivatives	7	-	-	-	(12)	(41)	-	(51)	17	(80)
Credit derivatives	1,050	(63)	4	-	(3)	86	-	2	3	1,079
Equity derivatives	(607)	(122)	(5)	-	23	89	-	(16)	292	(346)
Net derivative financial instruments[1]	472	(188)	(1)	-	84	250	-	(172)	457	902

Total	13,548	3,702	(4,117)	(16)	(328)	545	227	16	(985)	12,592

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.

Barclays PLC	67

Financial Statement Notes

Level 3 movement analysis

	As at 01.01.18	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.18
						Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	49	11	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	130	(267)	3,841

Non-asset backed loans	6,073	16	-	-	(510)	(8)	-	-	(4)	5,567
Equity cash products	8	11	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(2,004)	-	(510)	(4)	163	-	(18)	7,827

Equity cash products	36	-	(17)	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	(32)	105

Investment property	116	-	(104)	-	(5)	-	4	-	-	11

Trading portfolio liabilities	(4)	-	2	-	-	-	-	2	-	-

Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	(219)	125	(337)

Interest rate derivatives	(150)	-	-	-	96	(46)	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	33	175	(747)
Net derivative financial instruments[1]	137	24	(428)	-	285	(157)	-	(301)	213	(227)

Total	9,470	5,094	(2,750)	(4)	(257)	(131)	165	(388)	21	11,220

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Barclays PLC	68

Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.19			Half year ended 30.06.18
	Income statement		Total	Income statement		Total
	Trading income	Other income		Trading income	Other income
	£m	£m	£m	£m	£m	£m
Trading portfolio assets	21	-	21	(3)	-	(3)
Financial assets at fair value through the income statement	253	205	458	(5)	116	111
Investment properties	-	(1)	(1)	-	-	-
Trading portfolio liabilities	2	-	2	-	-	-
Financial liabilities designated at fair value	6	-	6	18	-	18
Net derivative financial instruments	212	-	212	(155)	-	(155)
Total	494	204	698	(145)	116	(29)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2018.

Sensitivity analysis of valuations using unobservable inputs

	As at 30.06.19		As at 31.12.18
	Favourable changes £m	Unfavourable changes £m	Favourable changes £m	Unfavourable changes £m
Interest rate derivatives	52	(118)	80	(162)
Foreign exchange derivatives	11	(14)	7	(10)
Credit derivatives	125	(79)	126	(73)
Equity derivatives	107	(108)	110	(112)
Commodity derivatives	1	(1)	1	(1)
Corporate debt	12	(10)	10	(2)
Non-asset backed loans	253	(529)	274	(458)
Equity cash products	130	(173)	121	(155)
Private equity investments	236	(247)	230	(241)
Other[1]	2	(2)	2	(2)
Total	929	(1,281)	961	(1,216)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £929m (December 2018: £961m) or to decrease fair values by up to £1,281m (December 2018: £1,216m) with all the potential effect impacting profit and loss.

Barclays PLC	69

Financial Statement Notes

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2018. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2018.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at	As at
	30.06.19	31.12.18
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(455)	(457)
Uncollateralised derivative funding	(60)	(47)
Derivative credit valuation adjustments	(149)	(125)
Derivative debit valuation adjustments	192	237

●	Uncollateralised derivative funding increased by £13m to £60m as a result of changes in underlying derivative exposures

●	Derivative credit valuation adjustments increased by £24m to £149m as a result of changes in underlying derivative exposures

●	Derivative debit valuation adjustments decreased by £45m to £192m as a result of tightening in Barclays’ credit spreads

Portfolio exemption

The Barclays Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £120m (December 2018: £141m) for financial instruments measured at fair value and £257m (December 2018: £262m) for financial instruments carried at amortised cost. There are additions of £24m (December 2018: £65m) and amortisation and releases of £45m (December 2018: £33m) for financial instruments measured at fair value and additions of £1m (December 2018: £29m) and amortisation and releases of £6m (December 2018: £20m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £4,452m (December 2018: £4,797m).

Barclays PLC	70

Financial Statement Notes

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays PLC Annual Report 2018 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Group’s balance sheet.

	As at 30.06.19		As at 31.12.18

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost
- Home loans	151,543	150,549	150,284	148,897
- Credit cards, unsecured loans and other retail lending	56,304	57,822	54,560	56,462
- Finance lease receivables	2,035	2,178	1,886	2,057
- Corporate loans	129,437	127,374	119,676	117,848
Reverse repurchase agreements and other similar secured lending	8,990	8,990	2,308	2,308

Financial liabilities
Deposits at amortised cost
- Banks	(16,975)	(16,975)	(14,166)	(14,166)
- Current and demand accounts	(152,586)	(152,586)	(148,714)	(148,714)
- Savings accounts	(138,830)	(138,830)	(137,589)	(137,589)
- Other time deposits	(105,205)	(105,213)	(94,369)	(94,388)
Repurchase agreements and other similar secured borrowing	(18,322)	(18,322)	(18,578)	(18,578)
Debt securities in issue	(90,815)	(92,044)	(82,286)	(81,687)
Subordinated liabilities	(18,803)	(18,965)	(20,559)	(21,049)

12. Subordinated liabilities
	Half year ended	Year ended
	30.06.19	31.12.18
	£m	£m
Opening balance as at 1 January	20,559	23,826
Issuances	1,271	221
Redemptions	(3,091)	(3,246)
Other	64	(242)
Closing balance	18,803	20,559

Issuances of £1,271m include $1,500m 5.088% Fixed-to-Floating Rate Subordinated Notes (£1,194m) and £77m USD Floating Rate Notes.

Redemption totalling £3,091m include £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments and £77m USD Floating Rate Notes. Barclays Securities Japan Limited redeemed two JPY 1,000m dated loans during the year, totalling £14m.

Other movements predominantly include fair value hedge adjustments, accrued interest and foreign exchange movements.

Barclays PLC	71

Financial Statement Notes

13.	Provisions

	As at 30.06.19 £m	As at 31.12.18 £m
PPI redress	360	888
Other customer redress	385	444
Legal, competition and regulatory matters	227	414
Redundancy and restructuring	145	169
Undrawn contractually committed facilities and guarantees	297	271
Onerous contracts	46	139
Sundry provisions	320	327
Total	1,780	2,652

PPI redress

As at 30 June 2019, Barclays had recognised cumulative provisions of £9.6bn (December 2018: £9.6bn). Utilisation of the cumulative provisions to date is £9.2bn (December 2018: £8.7bn), leaving a residual provision of £360m (December 2018: £888m).

Through to 30 June 2019, 2.6m (December 2018: 2.4m) customer initiated claims1 had been received and processed.

The current provision reflects the estimated cost of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes, based on information available at June 2019. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable.

As at 30 June 2019, the provision of £360m represents Barclays’ best estimate of expected PPI related costs in light of the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual cumulative provision outcome may differ from the current estimate. Barclays will continue to review the adequacy of the provision in respect of the future impacts, including after the complaints deadline as not all costs will be settled at that point.

The PPI provision is calculated using a number of assumptions, which continue to involve significant modelling and management judgement:

●

Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers, where the increase in volume is anticipated to cease after the PPI deadline.

●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

●	Processing cost per claim – the cost of assessing and processing each valid claim.

These assumptions remain subjective, mainly due to the uncertainty associated with the remaining future claims levels, which include complaints driven by Claims Management Company (CMC) activity and the FCA advertising campaign.

In addition, these assumptions are subject to recent investigations and queries by the Official Receiver in respect of bankruptcy estates, the impact of which cannot be reliably estimated at this time.

The following table outlines key forecast assumptions used in the provision calculation as at 30 June 2019, and a sensitivity analysis illustrating the impact on the provision, if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 30.06.19	Future expected policy claims	Sensitivity analysis increase/decrease in provision
Customer initiated claims received and processed (thousands)[1]	2,600	134	50k = £120m
Average uphold rate per claim (%)[2]	89	87	1% = £3m
Average redress per valid claim (£)[3]	2,143	2,286	£100 = £12m

1

Total mis-selling claims received by Barclays, including those received via CMCs but excluding those for which no PPI policy exists and excluding recent investigations and queries by the Official Receiver in respect of bankruptcy estates (the impact of which cannot be reliably estimated at this time) and responses to proactive mailing. The sensitivity analysis has been calculated to show the impact of a 50,000 increase or decrease in the number of customer initiated mis-selling policy claims would have on the provision level inclusive of operational processing costs.

2

Average uphold rate per customer initiated mis-selling claims received by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

3

Average redress stated on a per policy basis for future customer initiated mis-selling complaints received by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

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Financial Statement Notes

14.	Retirement benefits

As at 30 June 2019, the Barclays Group’s IAS 19 pension surplus across all schemes was £1.6bn (December 2018: £1.5bn). The UK Retirement Fund (UKRF), which is the Barclays Group’s main scheme, had an IAS 19 pension surplus of £1.8bn (December 2018: £1.7bn). The movement for the UKRF was driven by higher than assumed asset returns and payment of a deficit reduction contribution, offset by a decrease in the discount rate.

UKRF funding valuations

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.0bn and a funding level of 88.4%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit reduction contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit reduction contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit reduction contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

15.	Called up share capital

Called up share capital comprised 17,245m (December 2018: 17,133m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

Half year ended 30.06.19	Ordinary share capital £m	Share premium £m	Total share capital and share premium £m
Opening balance as at 1 January	4,283	28	4,311
Movement	28	155	183
Closing balance	4,311	183	4,494

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Financial Statement Notes

16.	Other equity instruments

	Half year ended 30.06.19 £m	Year ended 31.12.18 £m
Opening balance as at 1 January	9,632	8,941
Issuances	2,504	1,925
Redemptions	-	(1,233)
Other	(13)	(1)
Closing balance	12,123	9,632

Other equity instruments of £12,123m (December 2018: £9,632m) include AT1 securities issued by Barclays PLC. During the period, Barclays PLC issued $2.0bn 8% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and £1.0bn 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRR. AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays Group fall below 7%.

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Financial Statement Notes

17. Other reserves
	As at 30.06.19 £m	As at 31.12.18 £m
Currency translation reserve	4,065	3,888
Fair value through other comprehensive income reserve	247	(258)
Cash flow hedging reserve	1,188	660
Own credit reserve	(77)	(121)
Other reserves and treasury shares	980	984
Total	6,403	5,153

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2019, there was a credit balance of £4,065m (December 2018: £3,888m credit) in the currency translation reserve. The £177m credit movement principally reflected the strengthening of period end USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2019, there was a credit balance of £247m (December 2018: £258m debit) in the fair value through other comprehensive income reserve. The gain of £505m is principally reflected by a £721m gain from the increase in fair value of bonds due to decreasing bond yields and a gain of £125m due to an increase in the Absa Group Limited share price. This was partially offset by £216m of net gains transferred to net profit and a tax charge of £126m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2019, there was a credit balance of £1,188m (December 2018: £660m credit) in the cash flow hedging reserve. The increase of £528m principally reflected a £806m increase in the fair value of interest rate swaps held for hedging purposes as major interest rate curves decreased, partially offset by £114m of gains transferred to net profit and a tax charge of £167m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2019, there was a debit balance of £77m (December 2018: £121m debit) in the own credit reserve. The movement of £44m is principally reflected by the widening of Barclays’ funding spreads of £68m, partially offset by tax of £24m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Barclays Group’s various share schemes.

As at 30 June 2019, there was a credit balance of £980m (December 2018: £984m credit) in other reserves. This included a debit balance of £31m (December 2018: £27m debit) relating to treasury shares. During the period, £207m (December 2018: £267m) net purchases of treasury shares were made, mainly reflecting the increase in shares held for the purposes of employee share schemes, and £203m (December 2018: £268m) was transferred to retained earnings reflecting the vesting of deferred share-based payments.

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Financial Statement Notes

18.	Contingent liabilities and commitments

	As at 30.06.19	As at 31.12.18
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	16,836	15,805
Performance guarantees, acceptances and endorsements	5,921	4,498
Total	22,757	20,303

Commitments
Documentary credits and other short-term trade related transactions	1,273	1,741
Standby facilities, credit lines and other commitments	333,621	322,482
Total	334,894	324,223

In addition to the above, Note 19, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays.

19.	Legal, competition and regulatory matters

Members of the Barclays Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 13, Provisions. We have not disclosed an estimate of the potential financial effect on Barclays of contingent liabilities where it is not currently practicable to do so.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.	Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into two advisory services agreements entered into by Barclays Bank PLC. These agreements were entered into with Qatar Holding LLC in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC brought by the SFO, and in October 2018, the High Court denied the SFO’s application to reinstate the charges, which were consequently dismissed.

FCA Proceedings and other investigations

In 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings pending against certain former Barclays executives.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in

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Financial Statement Notes

relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of approximately £1.6bn (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in June 2020.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. The financial penalty provided in the FCA’s Notices and the amount of PCP’s claim do not necessarily reflect Barclays’ potential financial exposure in respect of these matters.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately Barclays has been cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed. Barclays is in advanced discussions to resolve this matter.

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with a number of regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC.

Claimed amounts/Financial impact

Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in the Multidistrict Litigation Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Barclays has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR (Lender Class) and paid $120m, $20m, $7.1m and $4m respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

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Financial Statement Notes

Additional USD LIBOR Cases in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order has been dismissed.

Beginning in January 2019, several putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants’ submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers’ Association in 2014. These actions have been consolidated.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against Barclays for failure to state a claim. In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI, a decision that the plaintiffs are challenging.

Non-US Benchmarks Cases

In addition to the US actions described above, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, including the matter referred to below in ‘Local authority civil actions concerning LIBOR’ that is also related to Barclays Bank UK PLC, as well as in a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in other jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange Investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 Barclays reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions. Under the plea agreement with the DoJ, which

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Financial Statement Notes

was approved by the US District Court for the District of Connecticut in January 2017, Barclays PLC agreed to a term of probation of three years. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. In May 2019, the European Commission announced two settlements and Barclays has paid total penalties of approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements, which require Barclays to pay total penalties of approximately CHF 27m.

Claimed amounts/Financial impact

Aside from the settlements described above, Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Civil actions in respect of Foreign Exchange

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

FX Opt Out Action

In 2014, a number of civil actions filed in the SDNY alleging manipulation of Foreign Exchange markets were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement received final court approval in August 2018. In November 2018, a group of sixteen plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including Barclays Bank PLC and BCI.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs’ counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs have filed an amended complaint, except as to their federal claims.

Non-US FX Actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlement described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential mortgage related litigation

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS). Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to approximately $5bn of Barclays sponsored securitisations. In addition, an entity that Barclays acquired in 2007 (Acquired Subsidiary) provided R&Ws on $19.4bn of loans it sold to third parties. There are no stated expiration provisions applicable to most R&Ws made by Barclays or the Acquired Subsidiary. Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2019 associated with R&Ws made by Barclays or the Acquired Subsidiary had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests described above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. These civil actions are ongoing. An intermediate appellate court has found that claims related to certain R&Ws are time-barred. This decision is being appealed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems

In 2014, the New York State Attorney General (NYAG) filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered alternative trading system (ATS). In February 2016, Barclays reached settlement agreements with the SEC and NYAG, which required Barclays to pay $35m to each. Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action. The parties have agreed to a settlement of this action for $27m, which has received final court approval.

Claimed amounts/Financial impact

Aside from the settlements described above, there is no financial impact on Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury

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Financial Statement Notes

securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC, Barclays Bank PLC, BCI, Barclays Execution Services Limited (formerly Barclays Services Limited), Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US Government Sponsored Entities Bond Civil Class Action

In a putative consolidated class action filed in the SDNY in 2019, plaintiffs allege that BCI and certain other bond dealers conspired to fix the prices of government sponsored entity bonds in violation of US antitrust law from January 2009 through January 2016.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

In 2018, a putative consolidated class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A. was consolidated in the US District Court in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government Bonds from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement) when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party. BDC has appealed that decision.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The Connecticut case is currently stayed.

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Financial Statement Notes

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA). These include various civil complaints filed in the US Federal Courts in the EDNY and SDNY by separate groups of plaintiffs (aggregating over 4,000) alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. In respect of a motion by defendants to dismiss one of the complaints, in July 2018, a magistrate judge (to whom the court referred the motion) issued a recommendation that the motion be denied; the defendants objected to that recommendation; and the motion is pending before the court. In respect of another complaint, the defendants’ motion to dismiss was granted in March 2019, but the plaintiffs have moved to file an amended complaint.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds.

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Barclays PLC	82

Financial Statement Notes

2.	Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. Barclays has appealed HMRC’s decision to the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £181m, inclusive of interest.

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks’, in the UK, certain local authorities have brought claims against Barclays asserting that they entered into loans in reliance on misrepresentations made by Barclays in respect of its conduct in relation to LIBOR.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

General

Barclays is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

Barclays is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays’ results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

20.	Related party transactions

Related party transactions in the half year ended 30 June 2019 were similar in nature to those disclosed in the Barclays PLC Annual Report 2018. No related party transactions that have taken place in the half year ended 30 June 2019 have materially affected the financial position or the performance of the Barclays Group during this period.

Barclays PLC	83

Financial Statement Notes

21.	Barclays PLC parent company balance sheet

	As at	As at
	30.06.19	31.12.18
Assets	£m	£m
Investment in subsidiaries	60,902	57,374
Loans and advances to subsidiaries	29,800	29,374
Financial assets at fair value through the income statement	10,774	6,945
Derivative financial instruments	138	168
Other assets	109	115
Total assets	101,723	93,976

Liabilities
Deposits at amortised cost	519	576
Debt securities in issue	32,489	32,373
Subordinated liabilities	7,976	6,775
Financial liabilities designated at fair value	3,514	-
Other liabilities	99	72
Total liabilities	44,597	39,796

Equity
Called up share capital	4,311	4,283
Share premium account	183	28
Other equity instruments	12,137	9,633
Other reserves	394	394
Retained earnings	40,101	39,842
Total equity	57,126	54,180

Total liabilities and equity	101,723	93,976

Investment in subsidiaries

The investment in subsidiaries of £60,902m (December 2018: £57,374m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £12,200m (December 2018: £9,666m). The increase of £3,528m during the period was predominantly driven by capital contributions into Barclays Bank PLC totalling £995m and additional AT1 holdings of $2,000m and £1,000m.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £3,514m (December 2018: £nil) comprises issuances during the period totalling $2,750m Fixed-to-Floating Rate Senior Notes, £600m Fixed Rate Senior Notes, AUD940m Fixed and Floating Rate Senior Notes and ¥20,000m Fixed-to-Floating Rate Bonds. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC which are included within the financial assets designated at fair value through the income statement balance of £10,774m (December 2018: £6,945m).

Subordinated liabilities

During H119, Barclays PLC issued $1,500m of Fixed-to-Floating Rate Subordinated Notes, which are included within the subordinated liabilities balance of £7,976m (December 2018: £6,775m).

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been two issuances during the period, with principal amounts totalling $2,000m and £1,000m.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC).

Barclays PLC	84

Appendix: Non-IFRS Performance Measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.

Period end allocated tangible equity

Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity

Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 86.

Return on average allocated tangible equity

Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 86.

Cost: income ratio	Total operating expenses divided by total income.

Loan loss rate

Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 28.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 26.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 94.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 87 to 94.

Barclays PLC	85

Appendix: Non-IFRS Performance Measures

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

Half year ended 30.06.19	Profit/(loss) attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
Barclays UK	750	10.3	14.5
Corporate and Investment Bank	1,178	25.5	9.3
Consumer, Cards and Payments	442	5.3	16.6
Barclays International	1,620	30.8	10.5
Head Office	(298)	4.6	n/m
Barclays Group	2,072	45.7	9.1

Half year ended 30.06.18
Barclays UK	447	10.0	9.0
Corporate and Investment Bank	1,434	26.0	11.0
Consumer, Cards and Payments	499	4.7	21.2
Barclays International	1,933	30.7	12.6
Head Office	(1,819)	3.1	n/m
Barclays Group	561	43.8	2.6

Barclays PLC	86

Appendix: Non-IFRS Performance Measures

Performance measures excluding litigation and conduct
	Half year ended 30.06.19
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office £m	Barclays Group £m
Total operating expenses	(2,065)	(3,505)	(1,166)	(4,671)	(136)	(6,872)
Impact of litigation and conduct	44	26	4	30	40	114
Operating expenses	(2,021)	(3,479)	(1,162)	(4,641)	(96)	(6,758)

Total income	3,548	5,300	2,173	7,473	(231)	10,790

Cost: income ratio excluding litigation and conduct	57%	66%	53%	62%	n/m	63%
Profit before tax
Profit/(loss) before tax	1,062	1,714	627	2,341	(389)	3,014
Impact of litigation and conduct	44	26	4	30	40	114
Profit/(loss) before tax excluding litigation and conduct	1,106	1,740	631	2,371	(349)	3,128

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	750	1,178	442	1,620	(298)	2,072
Post-tax impact of litigation and conduct	32	21	3	24	30	86
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	782	1,199	445	1,644	(268)	2,158

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	13.9	25.5	6.4	31.9	7.9	53.7
Average goodwill and intangibles	(3.6)	-	(1.1)	(1.1)	(3.3)	(8.0)
Average tangible shareholders’ equity	10.3	25.5	5.3	30.8	4.6	45.7

Return on average tangible shareholders’ equity excluding litigation and conduct	15.1%	9.4%	16.7%	10.7%	n/m	9.4%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,178

Basic earnings per ordinary share excluding litigation and conduct						12.6p

Barclays PLC	87

Appendix: Non-IFRS Performance Measures

	Half year 30.06.18
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office £m	Barclays Group £m
Total operating expenses	(2,387)	(3,559)	(1,109)	(4,668)	(1,661)	(8,716)
Impact of litigation and conduct	414	13	49	62	1,566	2,042
Operating expenses	(1,973)	(3,546)	(1,060)	(4,606)	(95)	(6,674)

Total income	3,624	5,379	2,136	7,515	(205)	10,934

Cost: income ratio excluding litigation and conduct	54%	66%	50%	61%	n/m	61%
Profit before tax
Profit/(loss) before tax	826	2,010	700	2,710	(1,877)	1,659
Impact of litigation and conduct	414	13	49	62	1,566	2,042
Profit/(loss) before tax excluding litigation and conduct	1,240	2,023	749	2,772	(311)	3,701

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	447	1,434	499	1,933	(1,819)	561
Post-tax impact of litigation and conduct	412	10	36	46	1,531	1,989
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	859	1,444	535	1,979	(288)	2,550

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	13.5	26.3	5.8	32.1	6.1	51.7
Average goodwill and intangibles	(3.5)	(0.3)	(1.1)	(1.4)	(2.9)	(7.8)
Average tangible shareholders’ equity	10.0	26.0	4.7	30.7	3.1	43.8

Return on average tangible shareholders’ equity excluding litigation and conduct	17.3%	11.1%	22.7%	12.9%	n/m	11.6%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,067

Basic earnings per ordinary share excluding litigation and conduct						14.9p

Barclays PLC	88

Appendix: Non-IFRS Performance Measures

Barclays Group

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)
Impact of litigation and conduct	53	61	60	105	81	1,961	383	81
Operating expenses	(3,501)	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)

Total income	5,538	5,252	5,073	5,129	5,576	5,358	5,022	5,173

Cost: income ratio excluding litigation and conduct	63%	62%	79%	65%	59%	63%	79%	63%
Profit before tax
Profit/(loss) before tax	1,531	1,483	374	1,461	1,895	(236)	93	1,107
Impact of litigation and conduct	53	61	60	105	81	1,961	383	81
Profit before tax excluding litigation and conduct	1,584	1,544	434	1,566	1,976	1,725	476	1,188

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)	626
Post-tax impact of litigation and conduct	40	46	62	85	59	1,930	351	77
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,074	1,084	48	1,135	1,338	1,212	(894)	703

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	54.0	53.2	52.2	52.5	51.3	52.0	55.9	56.6
Average goodwill and intangibles	(7.8)	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)	(7.8)
Average tangible shareholders’ equity	46.2	45.2	44.3	44.6	43.5	44.2	48.1	48.9

Return on average tangible shareholders’ equity excluding litigation and conduct	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,178	17,111	17,075	17,074	17,067	17,037	16,996	16,994

Basic earnings/(loss) per ordinary share excluding litigation and conduct	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p

Barclays PLC	89

Appendix: Non-IFRS Performance Measures

Barclays UK

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)
Impact of litigation and conduct	41	3	15	54	3	411	53	11
Operating expenses	(1,022)	(999)	(1,160)	(988)	(968)	(1,005)	(1,176)	(980)

Total income	1,771	1,777	1,863	1,896	1,836	1,788	1,870	1,852

Cost: income ratio excluding litigation and conduct	58%	56%	62%	52%	53%	56%	63%	53%

Profit before tax
Profit before tax	477	585	390	740	656	170	452	661
Impact of litigation and conduct	41	3	15	54	3	411	53	11
Profit before tax excluding litigation and conduct	518	588	405	794	659	581	505	672

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	328	422	241	510	473	(26)	258	432
Post-tax impact of litigation and conduct	30	2	12	48	1	411	37	8
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	358	424	253	558	474	385	295	440

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.8	13.9	13.6	13.7	13.6	13.4	13.1	14.0
Average goodwill and intangibles	(3.5)	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)	(4.6)
Average allocated tangible equity	10.3	10.4	10.1	10.1	10.1	9.8	9.6	9.4

Return on average allocated tangible equity excluding litigation and conduct	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%

Barclays PLC	90

Appendix: Non-IFRS Performance Measures

Barclays International

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)
Impact of litigation and conduct	11	19	33	32	47	15	255	5
Operating expenses	(2,435)	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)

Total income	3,903	3,570	3,221	3,290	3,707	3,808	3,319	3,315

Cost: income ratio excluding litigation and conduct	62%	62%	82%	69%	62%	60%	81%	66%

Profit before tax
Profit before tax	1,223	1,118	215	850	1,297	1,413	6	652
Impact of litigation and conduct	11	19	33	32	47	15	255	5
Profit before tax excluding litigation and conduct	1,234	1,137	248	882	1,344	1,428	261	657

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	832	788	(21)	687	926	1,007	(1,134)	391
Post-tax impact of litigation and conduct	8	16	34	26	34	12	250	4
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	840	804	13	713	960	1,019	(884)	395

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.1	31.6	32.4	32.5	32.8	31.4	29.9	31.5
Average goodwill and intangibles	(1.0)	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)	(2.6)
Average allocated tangible equity	31.1	30.5	31.3	31.1	31.4	30.1	28.5	28.9

Return on average allocated tangible equity excluding litigation and conduct	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4% )	5.5%

Barclays PLC	91

Appendix: Non-IFRS Performance Measures

Corporate and Investment Bank

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)
Impact of litigation and conduct	7	19	23	32	-	13	255	5
Operating expenses	(1,860)	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)

Total income	2,795	2,505	2,151	2,235	2,580	2,799	2,252	2,280

Cost: income ratio excluding litigation and conduct	67%	65%	94%	77%	69%	63%	95%	73%

Profit before tax
Profit/(loss) before tax	887	827	85	498	835	1,175	(252)	593
Impact of litigation and conduct	7	19	23	32	-	13	255	5
Profit before tax excluding litigation and conduct	894	846	108	530	835	1,188	3	598

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	596	582	(84)	431	600	834	(1,227)	368
Post-tax impact of litigation and conduct	5	16	27	25	-	10	250	4
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	601	598	(57)	456	600	844	(977)	372

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	25.8	25.2	26.0	26.2	26.7	25.9	24.7	25.8
Average goodwill and intangibles	-	(0.1)	-	(0.2)	(0.3)	(0.3)	(0.4)	(1.1)
Average allocated tangible equity	25.8	25.1	26.0	25.9	26.4	25.6	24.3	24.8

Return on average allocated tangible equity excluding litigation and conduct	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%

Barclays PLC	92

Appendix: Non-IFRS Performance Measures

Consumer, Cards and Payments

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(579)	(587)	(638)	(565)	(580)	(529)	(564)	(526)
Impact of litigation and conduct	4	-	10	-	47	2	-	-
Operating expenses	(575)	(587)	(628)	(565)	(533)	(527)	(564)	(526)

Total income	1,108	1,065	1,070	1,055	1,127	1,009	1,067	1,035

Cost: income ratio excluding litigation and conduct	52%	55%	59%	54%	47%	52%	53%	51%

Profit before tax
Profit before tax	336	291	130	352	462	238	258	59
Impact of litigation and conduct	4	-	10	-	47	2	-	-
Profit before tax excluding litigation and conduct	340	291	140	352	509	240	258	59

Profit attributable to ordinary equity holders of the parent
Attributable profit	236	206	63	256	326	173	93	23
Post-tax impact of litigation and conduct	3	-	7	1	34	2	-	-
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	239	206	70	257	360	175	93	23

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.3	6.4	6.4	6.3	6.0	5.5	5.3	5.7
Average goodwill and intangibles	(1.0)	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)	(1.5)
Average allocated tangible equity	5.3	5.4	5.3	5.2	5.0	4.5	4.2	4.2

Return on average allocated tangible equity excluding litigation and conduct	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%

Barclays PLC	93

Appendix: Non-IFRS Performance Measures

Head Office

	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)
Impact of litigation and conduct	1	39	12	19	31	1,535	75	65
Loss before tax excluding litigation and conduct	(168)	(181)	(219)	(110)	(27)	(284)	(290)	(141)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)	(197)
Post-tax impact of litigation and conduct	2	28	16	11	24	1,507	64	65
Attributable loss excluding litigation and conduct	(124)	(144)	(218)	(136)	(96)	(192)	(305)	(132)

Tangible net asset value

	As at 30.06.19 £m	As at 31.12.18 £m	As at 30.06.18 £m
Total equity excluding non-controlling interests	67,576	62,556	61,055
Other equity instruments	(12,123)	(9,632)	(8,938)
Shareholders’ equity attributable to ordinary shareholders of the parent	55,453	52,924	52,117
Goodwill and intangibles	(7,993)	(7,973)	(7,871)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	47,460	44,951	44,246

	m	m	m
Shares in issue	17,245	17,133	17,110

	p	p	p
Net asset value per share	322	309	305
Tangible net asset value per share	275	262	259

Barclays PLC	94

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	H119 £m	H118 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m
Barclays UK	750	447	328	422	241	509	473	(26)	257	433
Corporate and Investment Bank	1,178	1,434	596	582	(84)	431	600	834	(1,227)	368
Consumer, Cards and Payments	442	499	236	206	63	256	326	173	93	23
Barclays International	1,620	1,933	832	788	(21)	687	926	1,007	(1,134)	391
Head Office	(298)	(1,819)	(126)	(172)	(236)	(147)	(119)	(1,699)	(368)	(197)
Barclays Group	2,072	561	1,034	1,038	(14)	1,049	1,280	(718)	(1,245)	626

Average allocated equity[1]	H119 £bn	H118 £bn	Q219 £bn	Q119 £bn	Q418 £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn
Barclays UK	13.9	13.5	13.8	13.9	13.6	13.7	13.6	13.4	13.1	14.0
Corporate and Investment Bank	25.5	26.3	25.8	25.2	26.0	26.2	26.7	25.9	24.7	25.8
Consumer, Cards and Payments	6.4	5.8	6.3	6.4	6.4	6.3	6.0	5.5	5.3	5.7
Barclays International	31.9	32.1	32.1	31.6	32.4	32.5	32.8	31.4	29.9	31.5
Head Office	7.9	6.1	8.1	7.7	6.2	6.4	4.9	7.2	12.8	11.1
Barclays Group	53.7	51.7	54.0	53.2	52.2	52.5	51.3	52.0	55.9	56.6

Return on average allocated equity[2]	H119%	H118%	Q219%	Q119%	Q418%	Q318%	Q218%	Q118%	Q417%	Q317%
Barclays UK	10.8%	6.6%	9.5%	12.2%	7.1%	14.9%	13.9%	(0.8%)	7.8%	12.3%
Corporate and Investment Bank	9.2%	10.9%	9.2%	9.3%	(1.3%)	6.6%	9.0%	12.9%	(19.9%)	5.7%
Consumer, Cards and Payments	13.8%	17.3%	14.9%	12.8%	3.9%	16.3%	21.6%	12.6%	7.1%	1.6%
Barclays International	10.2%	12.0%	10.3%	10.0%	(0.3%)	8.5%	11.3%	12.8%	(15.1%)	5.0%
Barclays Group[3]	7.7%	2.2%	7.6%	7.8%	(0.1%)	8.0%	10.0%	(5.5%)	(8.9%)	4.4%

1	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
2	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS reporting segments and sub-segments of Barclays International.
3	Includes Head Office.

Barclays PLC	95

Shareholder Information

Results timetable[1]	Date
Ex-dividend date	8 August 2019
Dividend record date	9 August 2019
Scrip reference share price set and made available to shareholders	15 August 2019
Cut off time of 4.30 pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	23 August 2019
Dividend payment date/first day of dealing in new shares	23 September 2019
Q3 2019 Results Announcement	25 October 2019

For qualifying US and Canadian resident ADR holders, the half year dividend of 3.0p per ordinary share becomes 12.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

				% Change[3]
Exchange rates[2]	30.06.19	31.12.18	30.06.18	31.12.18	30.06.18
Period end - USD/GBP	1.27	1.28	1.32	(1%)	(4%)
6 month average - USD/GBP	1.29	1.29	1.38	-	(7%)
3 month average - USD/GBP	1.29	1.29	1.36	-	(5%)
Period end - EUR/GBP	1.12	1.12	1.13	-	(1%)
6 month average - EUR/GBP	1.15	1.12	1.14	3%	1%
3 month average - EUR/GBP	1.14	1.13	1.14	1%	-

Share price data
Barclays PLC (p)	149.80	150.52	189.00
Barclays PLC number of shares (m)	17,245	17,133	17,110

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)

J.P.Morgan

jpmorgan.adr@eq-us.com

Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 651 453 2133 (for the hearing impaired).

https://shareowneronline.equiniti.com/UserManagement/ContactUs.aspx

J.P.Morgan Chase Bank N.A., Shareholder Services, PO Box 64504, St. Paul, MN 55164-0504, USA

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	96

Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

Barclays PLC	97

Glossary of Terms

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in BAGL is now classified as a financial asset at fair value through other comprehensive income.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclaycard Consumer UK’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Barclays’ or ’Barclays Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Payment Solutions (including merchant acquiring)).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays Execution Services’ or ‘BX’ or BSerL’ or ‘Group Service Company’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Barclays International’ The segment of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Payment Solutions (including merchant acquiring)

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

Barclays PLC	98

Glossary of Terms

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of RWAs.

‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments enter into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II).

‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital that are eligible to satisfy capital requirements under CRD IV. Referred to as ‘own funds’ within EU regulatory texts.

‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Client Assets’ Assets managed or administered by Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

Barclays PLC	99

Glossary of Terms

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Combined Buffer Requirement’ In the context of the CRD capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Consumer, Cards and Payments’ Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments, Barclaycard Payment Solutions (including merchant acquiring) and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Barclays Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See Contingent Capital Notes.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

Barclays PLC	100

Glossary of Terms

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements and implements enhanced Basel 3 proposals in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

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‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Group. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

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‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

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‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.

‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.

‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

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Glossary of Terms

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulations (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross write-off rates’ Expressed as a percentage and represents balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Gross new lending’ New lending advanced to customers during the period.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

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‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

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‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

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‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

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‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

‘Methodology and policy’ In the context of the Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFid2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID” 1) as subsequently amended to MiFID 2 is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of RWAs, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin (NIM)’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

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‘Net tangible asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of RWAs, Counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.

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Glossary of Terms

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Own funds’ The sum of Tier 1 and Tier 2 capital.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Barclays Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market and operational risk.

‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. This requirement is the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Barclays Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

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‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying central bank claims‘ an amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

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‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average RWAs.

‘Return on average tangible shareholders’ equity’ Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible equity’ Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.

‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

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‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

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‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.

‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.

‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRR.

‘Total capital ratio’ Total Regulatory capital as a percentage of RWAs.

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‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off.

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In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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